FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Directorate Change dated 01 July 2021
Exhibit No. 2	Interim Results - NatWest Markets dated 30 July 2021

Exhibit No. 1

1 July 2021

NatWest Markets Plc

Directorate Change

NatWest Markets Plc (NWM) announces: -

●
the resignation of Brendan Nelson, Non-Executive Director, with effect from 30 June 2021.

Legal Entity Identifier

NatWest Markets Plc                RR3QWICWWIPCS8A4S074

For further information, please contact:

Media Relations

+44 (0) 131 523 4205

Exhibit No. 2

             NatWest Markets Group
       Interim Results 2021

                            ci.natwest.com

NatWest Markets Group (NWM Group)
Results for the half year ended 30 June 2021

Becoming a more sustainable business
We continued to support customers with innovative financial solutions while delivering on plans to become a more sustainable part of NatWest Group. We have further developed our capability to offer better integrated solutions, particularly in foreign exchange and funds financing targeted to the investment management community. We continued to build momentum and grow our Climate and Sustainable Financing and Funding, with a strong performance during the first half of 2021 delivering £6.3 billion (Full year 2020: £7.2 billion) towards NatWest Group’s 2020 to 2021 target of £20 billion.

Robust business continuity plans remained in place, to ensure that we were able to support customers and protect employees during the COVID-19 pandemic, with the vast majority of the workforce working remotely throughout the first half of 2021. In the various regions where we operate, a small proportion of employees continue to operate from the workplace, primarily those in regulated roles and key oversight functions.

Financial review
NWM Group reported a loss of £119 million for H1 2021 compared with a loss of £129 million in H1 2020. Income was down by £513 million to £296 million, largely reflecting reduced levels of customer activity and own credit adjustments compared with H1 2020 when the market reacted to the COVID-19 pandemic. Operating expenses decreased by £334 million to £480 million in H1 2021, largely due to lower litigation and conduct costs reflecting continued progress in closing legacy matters during the period, and continued progress on underlying cost reductions.

Income and costs
●
Total income was £296 million, compared with £809 million in H1 2020. Income excluding asset disposals/strategic risk reduction and own credit adjustments was £335 million in H1 2021 compared with £819 million in H1 2020, driven by weaker performance in Fixed Income and a reduction in Currencies as volumes were impacted by low volatility during the current period, in addition to increased levels of customer activity in the comparative period as the market reacted to the COVID-19 pandemic. Own credit adjustments were down by £52 million compared with H1 2020 when credit spreads widened across the market at the onset of the COVID-19 pandemic.

●
Operating expenses of £480 million in H1 2021 were £334 million lower than £814 million in H1 2020. Litigation and conduct costs of £68 million credit reflects continued progress in closing legacy matters during the period, and were £181 million lower than in H1 2020. Other operating expenses were down £136 million to £453 million in H1 2021, primarily reflecting continued progress on underlying cost reductions.

●
The impairment release for H1 2021 was £16 million, driven mainly by credit improvements in the period and releases on individual IFRS 9 Stage 2 and Stage 3 exposures, compared with a charge of £45 million in H1 2020 when expected credit loss (ECL) provisions increased in the early stages of the COVID-19 pandemic.

Balance sheet
●
NWM Group’s total assets and liabilities decreased by £51.2 billion and £50.1 billion to £221.9 billion and £213.7 billion respectively at 30 June 2021, compared with 31 December 2020. The decreases primarily reflect lower derivative fair values, largely driven by increases in interest rates across major currencies.

●
Valuation reserves, comprised of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £678 million at 30 June 2021 (31 December 2020 – £803 million). There was a reallocation of FVA to CVA during the period following an update to the risk management of certain exposures. The net decrease across CVA, FVA and bid-offer reserves was driven by reduced exposures, due to increases in interest rates and trade exit activity, in addition to reduced risk.

●	On 9 June 2021 NWM Plc paid an interim ordinary dividend to its parent company, NatWest Group plc, of £250 million, with the total interim ordinary dividends paid in H1 2021 amounting to £750 million.

Liquidity and funding
●	NWM Plc’s liquidity portfolio at 30 June 2021 was £17.7 billion with a LCR of 227% (31 December 2020 - £19.4 billion with LCR 268%).
●
NWM Plc issued £2.5 billion of term senior unsecured debt securities in H1 2021, including benchmark transactions of $1.25 billion of notes under the US MTN programme and €1.25 billion of notes issued under the EMTN programme, and other private placements.

Financial review
Capital and leverage
●
Total NWM Plc RWAs were £24.6 billion at 30 June 2021, compared with £25.6 billion at 31 December 2020. The decrease reflected lower levels of credit, counterparty credit and operational risk, offset by an increase in market risk. Following the announcement of GBP LIBOR cessation in March 2021, the market risk RWAs became elevated by £2.5 billion as a result of including modelled GBP LIBOR basis risk post 4 January 2022. Regulatory approval has been obtained in July 2021 to update the VaR model and this will remove this impact in Q3 2021. If this model approval was back dated to Q2 2021 the reported RWAs would have been £22.1 billion. Underlying levels of market risk were low and progress continues to be made on asset disposals in line with the strategy.

●
NWM Plc’s CET1 ratio was 20.2% at 30 June 2021 compared with 21.7% at 31 December 2020. The decrease in the period reflected the impact of dividends paid and other reserve movements, partially offset by the reduction in RWAs.

●
Total MREL for NWM Plc at 30 June 2021 was £10.8 billion, or 43.8% of RWAs, down from £12.7 billion or 49.6% of RWAs at 31 December 2020. The reduction in the period was largely due to the redemption of a $1.5 billion internal instrument issued to NatWest Group plc and the reduction in CET1 capital.

NWM Group business review
The table below sets out the performance key metrics and ratios(1).
	30 June	31 March	31 December
	2021	2021	2020
Balance sheet
Total assets	221.9	230.2	273.1
Funded assets	113.3	108.1	107.5
Derivative assets	108.6	122.1	165.6

Liquidity and funding
Liquidity coverage ratio (LCR) (%) (2)	227	233	268
Liquidity portfolio (£bn) (2)	17.7	16.5	19.4
Total wholesale funding (£bn) (3)	20.7	18.8	20.6
Total funding including repo (£bn)	71.6	67.9	75.9

Capital and leverage
Common Equity Tier (CET1) ratio (%)	20.2	21.1	21.7
CRR leverage ratio (%) (2)	4.7	4.9	5.2
Risk-weighted assets (RWAs) (£bn)	24.6	24.7	25.6
Total Capital ratio (%)	28.9	29.8	30.3
Total MREL (£bn) (4)	10.8	11.1	12.7
Total MREL ratio (%)	43.8	44.8	49.6

Notes:
(1)
Capital, leverage and RWAs are based on PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)
These metrics have been presented for NWM Plc as they are monitored and reported for regulatory purposes.
(3)
Excludes derivative cash collateral received, customer deposits, repo and intra-NatWest Group balances.
(4)
Includes senior internal debt instruments issued to NatWest Group plc with a regulatory value of £3.7 billion (31 March 2021 - £3.7 billion; 31 December 2020 – £4.9 billion).

Outlook (1)
NatWest Markets Plc, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. The outlook remains uncertain. We will continue to actively monitor market conditions.

We retain the medium-term target capital metrics, including RWA reduction, as set out in the NatWest Markets Plc 2020 Annual Report and Accounts. We expect 2021 exit and disposal costs to be no more than £0.1 billion for the full year.

Depending on market conditions in H2 2021, NWM Group will continue its plans for moderate term issuance to cover maturities and support business initiatives with the rest of NatWest Group.

Note:
(1)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section on pages 156 to 172 of the NatWest Markets Plc 2020 Annual Report and Accounts, and the Summary Risk Factors set out on pages 48 and 49 of this announcement for H1 2021. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review
The segmental analysis of key income statement lines for the half year ended 30 June 2021 is set out below. Commentary refers to the tables below as well as the consolidated income statement shown on page 25.
	Half year ended 30 June 2021			Half year ended 30 June 2020
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(4)	-	(4)	(39)	-	(39)
Non-interest income	294	6	300	848	-	848
Total income	290	6	296	809	-	809
Strategic costs	(89)	(6)	(95)	(105)	(7)	(112)
Litigation and conduct costs	2	66	68	(2)	(111)	(113)
Other operating expenses	(455)	2	(453)	(610)	21	(589)
Operating expenses	(542)	62	(480)	(717)	(97)	(814)
Operating (loss)/profit before impairments	(252)	68	(184)	92	(97)	(5)
Impairment releases/(losses)	16	-	16	(40)	(5)	(45)
Operating (loss)/profit before tax	(236)	68	(168)	52	(102)	(50)
Tax credit/(charge)			49			(79)
Loss for the period			(119)			(129)

Income
Fixed Income (1,2,3,4)	43	-	43	403	-	403
Currencies (2,4)	205	-	205	336	-	336
Capital Markets (1,2,3,4)	166	-	166	219	-	219
Capital Management Unit & other (2,5)	13	6	19	(44)	-	(44)
Revenue share paid to other NatWest Group segments	(98)	-	(98)	(95)	-	(95)
Income excluding Asset disposals and OCA	329	6	335	819	-	819
Asset disposals/Strategic risk reduction (6)	(40)	-	(40)	(63)	-	(63)
Own credit adjustments (OCA)	1	-	1	53	-	53
Total income	290	6	296	809	-	809

Notes:
(1)
Fixed Income comprises Rates and Credit trading. Rates was presented as a separate business in NWM Group results publications prior to the Q3 2020 Interim Management Statement (H1 2020: £451 million). Credit trading and Capital Markets were previously reported as Financing.

(2)
Income of £(40) million, £(8) million and £(14) million reported within Fixed Income, Currencies and Capital Markets respectively at H1 2020 relates to business that was subsequently transferred to Capital Management Unit during 2020.

(3)	Income of £33 million reported within Capital Markets at H1 2020 relates to business that subsequently transferred to Fixed Income during 2020.
(4)	Income of £47 million and £5 million reported within Fixed Income at H1 2020 relates to business that was subsequently transferred to Currencies and Capital Markets respectively during 2020.
(5)
Capital Management Unit was set up in Q3 2020 to manage capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets. Other relates to income booked to the Central items & other operating segment.

(6)
Asset disposals/Strategic risk reduction relates to the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

●	Net interest income was a net expense of £4 million in H1 2021 compared with £39 million net expense in H1 2020.
●
Non-interest income of £300 million in H1 2021 decreased by £548 million compared with £848 million in H1 2020, reflecting a weaker performance in the Fixed Income business and reduced Currencies income as volumes were impacted by low volatility in the current period, in addition to increased customer activity and elevated own credit adjustments at the onset of the COVID-19 crisis in the comparative period. H1 2021 also included a £20 million loss from a liability management exercise which thereafter reduces the cost of funding. Asset disposals/Strategic risk reduction of £(40) million was driven by a number of transactions, compared with £(63) million in the comparative period which was largely driven by a single significant transaction undertaken to mitigate the RWA usage of NWM Group.

●
Operating expenses were £480 million in H1 2021, a decrease of £334 million from £814 million in H1 2020. Litigation and conduct costs of £68 million credit reflects continued progress in closing legacy matters during the period, and were £181 million lower than £113 million in H1 2020. Strategic costs were £95 million in H1 2021, compared with £112 million in H1 2020, as work continued on the refocusing of NWM Group. Other operating expenses decreased to £453 million in H1 2021 from £589 million in H1 2020, primarily reflecting ongoing progress on underlying cost reductions.

●
Impairment releases were £16 million in H1 2021, largely driven by credit improvements in the period and releases on individual IFRS 9 Stage 2 and Stage 3 exposures, compared with a charge of £45 million in H1 2020 when ECL provisions increased at the onset of the COVID-19 pandemic.

●
NatWest Markets operating loss before tax was £236 million compared with a profit of £52 million in H1 2020. Income excluding asset disposals and own credit adjustments of £329 million was £490 million lower than £819 million in H1 2020, reflecting a weaker performance in Fixed Income and reduction in Currencies in the current period, in addition to increased customer activity in the comparative period as the market reacted to COVID-19. Asset disposals of £(40) million in the period was driven by a number of transactions, compared with £(63) million in H1 2020 that included £40 million from a single significant transaction. Own credit adjustments were £52 million lower than in H1 2020 when credit spreads widened at the onset of the COVID-19 crisis. Operating expenses of £542 million were lower compared with £717 million in H1 2020, largely driven by a decrease in other operating expenses reflecting continued progress on underlying cost reductions.

●
Central items & other operating profit before tax was £68 million in H1 2021 compared with a £102 million loss in H1 2020. Litigation and conduct costs of £66 million credit in the current period reflects continued progress in closing legacy matters, and were £177 million lower than in H1 2020.

Financial review
The segmental analysis of key income statement lines for the quarter ended 30 June 2021 is set out below.
	Q2 2021			Q1 2021			Q2 2020
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3	-	3	(7)	-	(7)	4	-	4
Non-interest income	99	6	105	195	-	195	265	-	265
Total income	102	6	108	188	-	188	269	-	269
Strategic costs	(59)	(4)	(63)	(30)	(2)	(32)	(75)	(5)	(80)
Litigation and conduct costs	2	79	81	-	(13)	(13)	-	(9)	(9)
Other operating expenses	(226)	-	(226)	(229)	2	(227)	(285)	15	(270)
Operating expenses	(283)	75	(208)	(259)	(13)	(272)	(360)	1	(359)
Operating profit/(loss) before impairments	(181)	81	(100)	(71)	(13)	(84)	(91)	1	(90)
Impairment releases/(losses)	10	-	10	6	-	6	(45)	(5)	(50)
Operating (loss)/profit before tax	(171)	81	(90)	(65)	(13)	(78)	(136)	(4)	(140)
Tax credit			32			17			3
Loss for the period			(58)			(61)			(137)

Income
Fixed Income (1,2,3,4)	5	-	5	38	-	38	226	-	226
Currencies (2,4)	87	-	87	118	-	118	142	-	142
Capital Markets (1,2,3,4)	92	-	92	74	-	74	131	-	131
Capital Management Unit & other (2,5)	5	6	11	8	-	8	(17)		(17)
Revenue share paid to other NatWest Group segments	(50)	-	(50)	(48)	-	(48)	(48)	-	(48)
Income excluding Asset disposals and OCA	139	6	145	190	-	190	434	-	434
Asset disposals/Strategic risk reduction (6)	(36)	-	(36)	(4)	-	(4)	(63)	-	(63)
Own credit adjustments (OCA)	(1)	-	(1)	2	-	2	(102)	-	(102)
Total income	102	6	108	188	-	188	269	-	269
Notes:
(1)
Fixed Income comprises Rates and Credit trading. Rates was presented as a separate business in NWM Group results publications prior to the Q3 2020 Interim Management Statement (Q2 2020: £175 million). Credit trading and Capital Markets were previously reported as Financing.

(2)
Income of £2 million, £1 million and £5 million reported within Fixed Income, Currencies and Capital Markets respectively at Q2 2020 relates to business that was subsequently transferred to Capital Management Unit during 2020.

(3)	Income of £21 million reported within Capital Markets at Q2 2020 relates to business that subsequently transferred to Fixed Income during 2020.
(4)	Income of £36 million and £2 million reported within Fixed Income at Q2 2020 relates to business that was subsequently transferred to Currencies and Capital Markets respectively during 2020.
(5)
Capital Management Unit was set up in Q3 2020 to manage capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets. Other relates to income booked to the Central items & other operating segment.

(6)
Asset disposals/Strategic risk reduction relates to the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

●	Net interest income was £3 million in Q2 2021, compared with net expense of £7 million in Q1 2021 and net income of £4 million in Q2 2020.
●
Non-interest income of £105 million decreased by £90 million compared with £195 million in Q1 2021 and by £160 million compared with £265 million in Q2 2020, reflecting a weaker performance in the Fixed Income business and lower Currencies income as volumes were impacted by low volatility in the current quarter, and the increased levels of customer activity and elevated own credit adjustments in Q2 2020 in the early stages of the COVID-19 pandemic. Asset disposals of £(36) million reflected a number of transactions in the quarter, compared with £(4) million in Q1 2021 and £(63) million in Q2 2020, which included £(40) million from a single significant transaction.

●
Operating expenses were £208 million in Q2 2021, compared with £272 million in Q1 2021 and £359 million in Q2 2020. Litigation and conduct costs of £81 million credit in Q2 2021 reflects continued progress in closing legacy matters during the period. Other operating expenses of £226 million in Q2 2021 were comparable with £227 million in Q1 2021 but down from £270 million in Q2 2020, reflecting ongoing progress on underlying cost reductions.

●
Impairment releases were £10 million in Q2 2021, largely driven by credit improvements on IFRS 9 Stage 1 and Stage 2 exposures, compared with a release of £6 million in Q1 2021 and a charge of £50 million in Q2 2020 when ECL provisions increased at the onset of the COVID-19 pandemic.

●
NatWest Markets operating loss before tax was £171 million compared with £65 million in Q1 2021 and £136 million in Q2 2020. Income excluding asset disposals and own credit adjustments was £139 million in Q2 2021 (Q1 2021 – £190 million; Q2 2020 – £434 million), reflecting a weaker performance in Fixed Income and a reduction in Currencies in the current quarter, and the increased levels of customer activity in Q2 2020 in the early stages of the COVID-19 pandemic. Asset disposals of £(36) million in Q2 2021 included a number of transactions, compared with £(4) million in Q1 2021 and £(63) million in Q2 2020. Operating expenses of £283 million in Q2 2021 were higher compared with £259 million in Q1 2021, largely due to higher strategic costs, but lower compared with £360 million in Q2 2020 largely due to lower other operating expenses, reflecting ongoing progress on underlying cost reductions.

●
Central items & other operating profit before tax was £81 million compared with losses of £13 million in Q1 2021 and £4 million in Q2 2020. Litigation and conduct costs credit of £79 million in the current quarter reflects continued progress in closing legacy matters.

Financial review
Balance sheet profile as at 30 June 2021
NWM Group’s balance sheet profile is summarised below. Commentary refers to the table below as well as the consolidated balance sheet on page 26.

Assets			Liabilities
	30 June	31 December	30 June	31 December
	2021	2020	2021	2020
	£bn	£bn	£bn	£bn
Cash and balances at central banks	17.1	15.8
Trading assets	70.2	68.7	75.7	72.3	Trading liabilities
Securities	31.4	29.2	32.1	26.8	Short positions
Reverse repos (1)	24.7	19.4	23.7	19.0	Repos (2)
Derivative cash collateral given (3)	12.9	18.5	17.0	23.2	Derivative cash collateral received (4)
Other trading assets	1.2	1.6	2.9	3.3	Other trading liabilities
Loans - amortised cost	7.5	9.4	4.2	4.4	Deposits - amortised cost
Settlement balances	7.5	2.3	7.1	2.2	Settlement balances
Amounts due from holding company					Amounts due to holding company
and fellow subsidiaries	1.4	1.6	6.4	8.1	and fellow subsidiaries
Other financial assets	8.9	9.0	17.6	18.2	Other financial liabilities
Other assets	0.7	0.7	0.9	1.3	Other liabilities
Funded assets	113.3	107.5	111.9	106.5	Liabilities excluding derivatives
Derivative assets	108.6	165.6	101.8	157.3	Derivative liabilities
Total assets	221.9	273.1	213.7	263.8	Total liabilities
					of which:
			20.7	20.6	wholesale funding (5)
			8.7	9.5	short-term wholesale funding (5)

Net derivative assets (6)	3.9	4.7	3.1	3.6	Net derivative liabilities (6)

Notes:
(1)	Comprises bank reverse repos of £3.6 billion (31 December 2020 – £2.2 billion) and customer reverse repos of £21.1 billion (31 December 2020 – £17.2 billion).
(2)	Comprises bank repos of £1.3 billion (31 December 2020 – £1.0 billion) and customer repos of £22.4 billion (31 December 2020 – £18.0 billion).
(3)	Comprises derivative cash collateral given relating to banks of £5.8 billion (31 December 2020 – £7.5 billion) and customers of £7.1 billion (31 December 2020 – £11.0 billion).
(4)	Comprises derivative cash collateral received relating to banks of £7.9 billion (31 December 2020 – £11.8 billion) and customers of £9.1 billion (31 December 2020 – £11.4 billion).
(5)	Excludes derivative cash collateral received, repo, customer deposits and intra-NatWest Group balances.
(6)	Refer to page 14 for further details.

●
Total assets and liabilities decreased by £51.2 billion and £50.1 billion to £221.9 billion and £213.7 billion respectively at 30 June 2021, compared with £273.1 billion and £263.8 billion at 31 December 2020. The decreases primarily reflect lower derivative fair values, largely driven by increases in interest rates across major currencies. Funded assets, which exclude derivatives, increased by £5.8 billion to £113.3 billion.

●	Cash and balances at central banks increased by £1.3 billion to £17.1 billion, compared with £15.8 billion at 31 December 2020, driven by liquidity and capital management actions.
●
Trading assets were up by £1.5 billion to £70.2 billion at 30 June 2021, with increases in securities and reverse repos driven by customer flows and the management of balance sheet within limits, partially offset by a decrease in derivative cash collateral posted. Trading liabilities increased by £3.4 billion to £75.7 billion, with increases in short positions and repos partially offset by a decrease in derivative cash collateral received.

●
Derivative assets and derivative liabilities were down £57.0 billion to £108.6 billion and £55.5 billion to £101.8 billion respectively at 30 June 2021, largely driven by increases in interest rates across major currencies since year end 2020.

●
Settlement balance assets and liabilities were up £5.2 billion and £4.9 billion to £7.5 billion and £7.1 billion respectively, due to increased trading compared with the seasonally lower levels of customer activity leading up to 31 December 2020.

●	Loans to customers – amortised cost were down £2.1 billion to £6.3 billion, largely reflecting liquidity management actions.
●
Other financial liabilities decreased by £0.6 billion to £17.6 billion (31 December 2020 – £18.2 billion), largely driven by maturities in the period offset partially by new issuance. The balance at 30 June 2021 includes £12.1 billion of medium-term notes issued.

●
Owners’ equity was down £1.3 billion to £8.1 billion (31 December 2020 – £9.4 billion), driven by interim dividend payments to NatWest Group plc totalling £0.8 billion, and other reserve movements in the period.

Risk and capital management
Certain disclosures in this section are within the scope of EY’s review report and are marked accordingly by a bracket in the right-hand margin.

Market risk

Traded internal VaR The table below shows one-day 99% internal VaR for the trading portfolios of NWM Group, split by exposure type.
	Half year ended
	30 June 2021				30 June 2020				31 December 2020
				Period				Period				Period
Traded Internal VaR	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
(1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.3	19.0	4.5	17.4	10.1	20.2	6.1	6.1	7.3	11.4	4.8	6.3
Credit spread	11.0	13.4	9.4	11.2	16.3	27.2	8.7	17.7	14.4	18.8	10.0	10.3
Currency	3.9	9.4	2.0	2.4	4.2	8.4	2.1	3.9	4.1	7.0	2.1	3.0
Equity	0.5	0.8	0.2	0.2	0.8	2.0	0.3	0.3	0.4	0.8	0.2	0.7
Commodity	0.2	0.5	-	-	0.1	0.3	-	0.1	0.2	0.6	-	0.2
Diversification (1)	(13.5)			(15.5)	(14.8)			(9.6)	(10.9)			(10.3)
Total	13.4	23.9	9.5	15.7	16.7	25.7	10.1	18.5	15.5	22.2	10.2	10.2
Note:
(1) NWM Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total.

Key points
● The increase in average interest rate VaR, compared to the prior period, reflected a rise in tenor basis risk in sterling flow trading. This related to the transition from LIBOR to alternative risk-free rates. The regulator has approved an update of the VaR model, which will remove this impact during Q3 2021.
● The decrease in average credit spread VaR mostly reflected a tightening of credit spreads over the period.
● Traded VaR remained within appetite throughout the period.

Risk and capital management
Capital, liquidity and funding risk
Capital, RWAs and leverage
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below. Regulatory capital is monitored and reported at legal entity level for large subsidiaries of NatWest Group.

	30 June	31 December
	2021	2020
Capital adequacy ratios	%	%
CET1	20.2	21.7
Tier 1	23.9	25.2
Total	28.9	30.3

Capital (1)	£m	£m
CET1	4,969	5,547
Tier 1	5,864	6,433
Total	7,100	7,753

Risk-weighted assets
Credit risk	5,941	6,902
Counterparty credit risk	7,424	8,130
Market risk	9,197	8,150
Operational risk	2,020	2,382
Total RWAs	24,582	25,564

Leverage (2)
CRR leverage exposure (£m)	124,600	123,927
Tier 1 capital (£m)	5,864	6,433
CRR leverage ratio (%)	4.7	5.2

Notes:
(1)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

Key points
●
NWM Plc’s Common Equity Tier 1 (CET1) ratio decreased to 20.2%, from 21.7% at 31 December 2020, primarily reflecting reserve movements in the period, partially offset by the £1.0 billion decrease in RWAs. NWM Plc’s CRR leverage ratio decreased to 4.7% at 30 June 2021 (31 December 2020 – 5.2%), primarily driven by the decrease in Tier 1 capital.
●
During 2020, the European Commission amended the prudent valuation Regulatory Technical Standard such that, due to the exceptional levels of market volatility, the aggregation factor was increased from 50% to 66% until 31 December 2020 inclusive. From 1 January 2021 the aggregation factor reverted to 50% from 66%. This has increased NWM Plc’s Prudential Valuation Adjustment (PVA) deduction by £115 million.
●
RWAs were £24.6 billion at 30 June 2021, compared with £25.6 billion at 31 December 2020. The decrease reflected lower levels of credit, counterparty credit and operational risk; offset by an increase in market risk. The increase in market risk RWAs compared to the prior period reflected a rise in tenor basis risk in sterling flow trading. This related to the transition from LIBOR to alternative risk-free rates. The regulator has approved an update of the VaR model, which will remove this impact during Q3 2021.

Risk and capital management
Capital, liquidity and funding risk continued
Capital resources
The minimum requirement for own funds is set out for NWM Plc legal entity under the Capital Requirements Regulation. Transitional arrangements on the phasing in of end-point capital resources are set by the PRA.

	30 June	31 December
	2021	2020
Shareholders’ equity	£m	£m
Shareholders’ equity	7,980	9,152
Other equity instruments	(904)	(904)
	7,076	8,248

Regulatory adjustments and deductions
Own credit	50	43
Defined benefit pension fund adjustment	(176)	(174)
Cash flow hedging reserve	(116)	(201)
Prudential valuation adjustments	(236)	(251)
Expected losses less impairments	(2)	(1)
Instruments of financial sector entities where the institution has a significant investment	(1,631)	(1,624)
Adjustments under IFRS 9 transitional arrangements	4	7
Foreseeable ordinary dividends	-	(500)
	(2,107)	(2,701)

CET1 capital	4,969	5,547

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	904	904
Qualifying instruments and related share premium subject to phase out	217	219
	1,121	1,123

Tier 1 deductions
Instruments of financial sector entities where the institution has a significant investment	(226)	(237)

Tier 1 capital	5,864	6,433

Qualifying Tier 2 capital
Qualifying instruments and related share premium	1,614	1,704

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant investment	(397)	(406)
Other regulatory adjustments	19	22
	(378)	(384)

Tier 2 capital	1,236	1,320
Total regulatory capital	7,100	7,753

Risk and capital management
Capital, liquidity and funding risk continued
Leverage exposure
The leverage exposure below is based on the CRR Delegated Act.
	30 June	31 December
	2021	2020
Leverage	£m	£m
Cash and balances at central banks	13,922	11,736
Trading assets	51,035	52,169
Derivatives	106,405	164,104
Net loans to customers	21,873	23,827
Other assets	7,150	4,246
Total assets	200,385	256,082
Derivatives
- netting	(108,882)	(169,152)
- potential future exposures	34,692	35,654
Securities financing transactions gross up	1,230	999
Undrawn commitments	4,540	5,037
Regulatory deductions and other adjustments	(5,763)	(2,977)
Exclusion of core UK-group exposures	(1,602)	(1,716)
Leverage exposure	124,600	123,927

Liquidity portfolio
The table below shows the liquidity portfolio by LCR product, with the incorporation of discounts (or haircuts) used within the internal stressed outflow coverage. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow coverage purposes.
	Liquidity value (1)
	30 June	31 December
	2021	2020
NatWest Markets Plc	£m	£m
Cash and balances at central banks	14,071	11,773
AAA to AA- rated governments	3,176	7,207
A+ and lower rated governments	33	79
Government guaranteed issuers, public sector entities and government sponsored entities	-	-
International organisations and multilateral development banks	233	144
LCR level 1 bonds	3,442	7,430
LCR level 1 assets	17,513	19,203
LCR level 2 assets	-	-
Non-LCR eligible assets	-	-
Primary liquidity	17,513	19,203
Secondary liquidity (2)	223	224
Total liquidity value	17,736	19,427

	GBP	USD	EUR	Other	Total
Total liquidity portfolio	£m	£m	£m	£m	£m
30 June 2021	8,891	2,821	5,988	36	17,736
31 December 2020	8,838	3,793	6,716	80	19,427

Notes:
(1)
Liquidity value was aligned to the internal stressed outflow coverage, which is stated after discounts (or haircuts) are applied to the instruments.
(2)
Comprises assets eligible for discounting at the Bank of England and other central banks.

Risk and capital management
Capital, liquidity and funding risk continued
Funding sources The table below shows NWM Group’s carrying values of the principal funding sources based on contractual maturity.
	30 June 2021			31 December 2020
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits	1,364	330	1,694	1,294	514	1,808
of which: repos (amortised cost)	526	-	526	200	-	200
Customer deposits	2,417	43	2,460	2,526	92	2,618
of which: repos (amortised cost)	128	-	128	-	-	-

Trading liabilities (1)
Repos (2)	23,720	-	23,720	19,036	-	19,036
Derivative cash collateral received	17,017	-	17,017	23,226	-	23,226
Other bank and customer deposits	919	726	1,645	818	985	1,803
Debt securities in issue	378	827	1,205	527	881	1,408
	42,034	1,553	43,587	43,607	1,866	45,473
Other financial liabilities
Customer deposits (designated fair value)	546	172	718	616	180	796
Debt securities in issue
commercial paper and certificates of deposits	3,651	143	3,794	3,253	168	3,421
medium term notes (MTNs)	2,852	9,222	12,074	4,441	8,407	12,848
Subordinated liabilities	280	771	1,051	-	1,105	1,105
	7,329	10,308	17,637	8,310	9,860	18,170
Amounts due to holding company and fellow subsidiaries (3)
Internal MREL	952	2,920	3,872	-	5,181	5,181
Other bank and customer deposits	651	-	651	925	-	925
Subordinated liabilities	-	1,678	1,678	-	1,753	1,753
	1,603	4,598	6,201	925	6,934	7,859

Total funding	54,747	16,832	71,579	56,662	19,266	75,928

Of which: available in resolution (4)	-	5,369	5,369	-	8,039	8,039

Notes:
(1) Funding sources excludes short positions of £32,111 million (31 December 2020 - £26,779 million) reflected as trading liabilities on the balance sheet.
(2) Comprises Central and other bank repos of £1,319 million (31 December 2020 - £1,048 million), other financial institution repos of £20,487 million (31 December 2020 - £15,973 million) and other corporate repos of £1,914 million (31 December 2020 - £2,015 million).
(3) Amounts due to holding company and fellow subsidiaries relating to non-financial instruments of £155 million (31 December 2020 - £275 million) have been excluded from the table.
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published in June 2018.

Key points
● During H1 2021, NWM Group continued to access capital markets raising £2.5 billion of funding in the form of benchmark transactions and private placements. The benchmark transactions were $1.25 billion 3.25 year fixed and floating rate notes issued under the US Rule 144A programme and €1.25 billion five-year fixed rate notes issued under the EMTN programme.
● Depending on market conditions in H2 2021, NWM Group will continue its plans for moderate term issuance to cover maturities and support business initiatives with the rest of NatWest Group.
● NWM Group also maintains a portfolio of bi-lateral borrowing in other formats, such as secured notes and loans backed by banking book or other collateral.

Risk and capital management
Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type
The table below shows NWM Group’s debt securities in issue, subordinated liabilities and internal resolution instruments by residual maturity.

Trading
liabilities	Other financial liabilities	Amounts due to holding
Debt	Debt securities in issue	company and fellow
securities	Commercial	subsidiaries
in issue	paper	Subordinated	Internal	Subordinated	Total notes
MTNs	and CDs	MTNs	liabilities	Total	MREL	liabilities	in issue
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	378	3,651	2,852	280	6,783	952	-	8,113
1-3 years	277	133	4,882	241	5,256	2,920	832	9,285
3-5 years	155	10	3,800	-	3,810	-	-	3,965
More than 5 years	395	-	540	530	1,070	-	846	2,311
Total	1,205	3,794	12,074	1,051	16,919	3,872	1,678	23,674

31 December 2020
Less than 1 year	527	3,253	4,441	-	7,694	-	-	8,221
1-3 years	169	165	4,444	549	5,158	5,181	-	10,508
3-5 years	240	3	3,356	-	3,359	-	889	4,488
More than 5 years	472	-	607	556	1,163	-	864	2,499
Total	1,408	3,421	12,848	1,105	17,374	5,181	1,753	25,716
The table below shows the currency breakdown of total notes in issue.
GBP	USD	EUR	Other	Total
30 June 2021	£m	£m	£m	£m	£m
Commercial paper and CDs	226	1,342	2,226	-	3,794
MTNs	476	3,588	7,531	1,684	13,279
External subordinated liabilities	94	213	744	-	1,051
Internal MREL due to NatWest Group plc	-	2,048	1,824	-	3,872
Subordinated liabilities due to NatWest Group plc	-	846	832	-	1,678
Total	796	8,037	13,157	1,684	23,674

31 December 2020	724	8,029	14,588	2,375	25,716

Risk and capital management
Credit risk – Trading activities
This section details the credit risk profile of NWM Group’s trading activities.

Securities financing transactions and collateral The table below shows securities financing transactions in NWM Group. Balance sheet captions include balances held at all classifications under IFRS 9.
	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2021	£m	£m	£m	£m	£m	£m
Gross	53,657	52,648	1,009	52,748	51,616	1,132
IFRS offset	(28,374)	(28,374)	-	(28,374)	(28,374)	-
Carrying value	25,283	24,274	1,009	24,374	23,242	1,132

Master netting arrangements	(2,838)	(2,838)	-	(2,838)	(2,838)	-
Securities collateral	(21,302)	(21,302)	-	(20,371)	(20,371)	-
Potential for offset not recognised under IFRS	(24,140)	(24,140)	-	(23,209)	(23,209)	-
Net	1,143	134	1,009	1,165	33	1,132

31 December 2020
Gross	46,169	45,806	363	44,102	42,402	1,700
IFRS offset	(24,866)	(24,866)	-	(24,866)	(24,866)	-
Carrying value	21,303	20,940	363	19,236	17,536	1,700

Master netting arrangements	(929)	(929)	-	(929)	(929)	-
Securities collateral	(19,938)	(19,938)	-	(16,607)	(16,607)	-
Potential for offset not recognised under IFRS	(20,867)	(20,867)	-	(17,536)	(17,536)	-
Net	436	73	363	1,700	-	1,700

Key points
● Reverse repos and repos increased on both gross and carrying value basis when compared to 2020. These trends are consistent with seasonal lower levels of activity.
● Reverse repo and repo transactions are primarily backed by highly-rated sovereign, supranational and agency collateral.

Debt securities The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch.
	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2021	£m	£m	£m	£m	£m	£m
AAA	-	-	2,469	1,013	-	3,482
AA to AA+	-	4,088	4,829	1,010	44	9,971
A to AA-	5,121	-	1,781	397	75	7,374
BBB- to A-	-	-	9,235	386	518	10,139
Non-investment grade	-	-	33	252	102	387
Unrated	-	-	-	10	4	14
Total	5,121	4,088	18,347	3,068	743	31,367
Short positions	(5,487)	(2,303)	(22,185)	(2,030)	(106)	(32,111)

31 December 2020
AAA	-	-	3,114	1,113	-	4,227
AA to AA+	-	5,149	3,651	576	49	9,425
A to AA-	4,184	-	1,358	272	81	5,895
BBB- to A-	-	-	8,277	444	656	9,377
Non-investment grade	-	-	36	127	53	216
Unrated	-	-	-	150	1	151
Total	4,184	5,149	16,436	2,682	840	29,291
Short positions	(5,704)	(1,123)	(18,135)	(1,761)	(56)	(26,779)

Risk and capital management
Credit risk – Trading activities continued
Derivatives The table below shows third-party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS.
	30 June 2021							31 December 2020
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						107,677	100,572		164,252	155,787
IFRS offset						-	-		-	-
Carrying value	3,580	3,782	4,891	1,410	13,663	107,677	100,572	13,697	164,252	155,787
Of which:
Interest rate (1)
Interest rate swaps						59,264	50,297		91,352	80,440
Options purchased						14,663	-		20,526	-
Options written						-	14,803		-	20,190
Futures and forwards						-	-		1	2
Total	3,220	2,264	4,269	424	10,177	73,927	65,100	10,371	111,879	100,632
Exchange rate
Spot, forwards and futures						22,035	22,134		34,902	35,022
Currency swaps						6,932	8,081		10,025	12,087
Options purchased						4,562	-		7,277	-
Options written						-	4,825		-	7,662
Total	358	1,514	611	986	3,469	33,529	35,040	3,310	52,204	54,771
Credit	2	4	11	-	17	221	431	15	161	376
Equity and commodity	-	-	-	-	-	-	1	1	8	8
Carrying value					13,663	107,677	100,572	13,697	164,252	155,787

Counterparty mark-to-market netting						(85,710)	(85,710)		(134,913)	(134,913)
Cash collateral						(13,867)	(10,346)		(19,606)	(14,778)
Securities collateral						(4,170)	(1,384)		(5,053)	(2,487)
Net exposure						3,930	3,132		4,680	3,609
Of which outside netting agreements						964	919		853	577

Banks (2)						135	682		206	532
Other financial institutions (3)						1,731	1,364		1,416	1,939
Corporate (4)						1,966	927		2,921	1,046
Government (5)						98	159		137	92
Net exposure						3,930	3,132		4,680	3,609

UK						2,297	750		2,833	1,516
Europe						846	1,172		1,076	1,192
US						573	945		470	644
RoW						214	265		301	257
Net exposure						3,930	3,132		4,680	3,609

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,048			3,388
AQ5-AQ8						824			1,263
AQ9-AQ10						58			29
Net exposure						3,930			4,680

Notes:
(1) The notional amount of interest rate derivatives includes £7,019 billion (31 December 2020 – £7,074 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NWM Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NWM Group’s external rating.
(4) Mainly large corporates with whom NWM Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Risk and capital management
Credit risk – Net credit exposures for banking and trading activities
Asset quality
The table below shows the current and potential exposure by high level asset class and asset quality. It represents total credit risk for assets held in the banking book in addition to counterparty credit risk for traded products.

	Cash &	Sovereign	Loans		Collateralised	Uncollateralised
	balances at	debt	& other	Other debt	rate risk	rate risk	Repo &	Off-balance
	central banks	securities	lending	securities	management	management	reverse repo	sheet items	Leasing	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AQ1-AQ4	17,304	5,587	5,217	2,755	2,063	1,451	277	666	50	35,370
AQ5-AQ8	-	-	618	226	338	570	-	49	-	1,801
AQ9	-	-	153	-	2	51	-	-	-	206
AQ10	-	-	17	1	-	3	-	-	-	21
Current exposure	17,304	5,587	6,005	2,982	2,403	2,075	277	715	50	37,398
Potential exposure	17,304	5,587	16,522	2,982	11,166	3,780	1,997	1,843	50	61,231

31 December 2020
AQ1-AQ4	15,771	5,968	6,687	1,432	2,399	2,109	351	815	55	35,587
AQ5-AQ8	-	-	1,183	58	479	985	-	59	-	2,764
AQ9	-	-	168	-	2	3	-	1	-	174
AQ10	-	-	30	1	1	8	-	1	4	45
Current exposure	15,771	5,968	8,068	1,491	2,881	3,105	351	876	59	38,570
Potential exposure	15,771	5,968	20,119	1,491	11,969	4,764	1,306	1,811	59	63,258

Key point
● Measured against NWM Group’s asset quality scale, 95% (31 December 2020 – 92%) of total current exposure was rated in the AQ1-AQ4 bands. When considered against external credit ratings, 95%, or £35.5 billion (31 December 2020 – 93%, £36.0 billion) of current exposure was equivalent to an investment grade rating (BBB- or better).

Risk and capital management
Credit risk - Economics
Economic loss drivers
Introduction
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most material economic loss drivers for the UK portfolios include UK GDP, world GDP, the unemployment rate, the house price index, and the Bank of England base rate. Similar metrics are used for other key country exposures in NWM Group.

Economic scenarios
There was improvement in the economic outlook for the UK since 31 December 2020, which was reflected in a more optimistic base case scenario as at 30 June 2021. The main drivers of the improvement were as follows:
●   Rapid roll-out of the COVID-19 vaccination in the UK and in other developed countries, leading to relaxation of restrictions.
●   The success of various government support measures in containing the fallout from lockdown.
●   Faster than expected economic recovery, with GDP having made material gains since the lifting of restrictions, and labour and housing markets in particular showing continued signs of resiliency.

The range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflect a range of outcomes for the path of COVID-19 as well as recovery, and the associated effects on labour and asset markets.

The four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. The scenarios were developed to provide sufficient coverage across potential changes in unemployment, asset price and the degree of permanent damage to the economy, around which there are pronounced levels of uncertainty at this stage.

The tables below provide details of the key economic parameters under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years.

Main macroeconomic variables

Five-year summary	30 June 2021				31 December 2020
				Extreme				Extreme
	Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
UK	%	%	%	%	%	%	%	%
GDP - CAGR	3.9	3.5	2.9	2.5	3.6	3.1	2.8	1.3
Unemployment - average	4.1	4.6	5.8	8.1	4.4	5.7	7.1	9.7
House price index - total change	23.4	14.2	4.9	(0.8)	12.5	7.6	4.4	(19.0)
Bank of England base rate - average	0.9	0.4	-	(0.5)	0.2	-	(0.1)	(0.5)
Commercial real estate price - total change	13.6	4.7	0.1	(8.7)	4.3	0.7	(12.0)	(31.5)

World GDP - CAGR	3.8	3.5	2.7	1.8	3.5	3.4	2.9	2.8

Probability weight	35.0	40.0	20.0	5.0	20.0	40.0	30.0	10.0

Note:

(1)
The five year period starts at Q1 2021 for 30 June 2021 and Q3 2020 for 31 December 2020.
Risk and capital management
Credit risk – Economics continued
Economic loss drivers

Annual figures UK GDP – annual growth
								Extreme
					Upside	Base case	Downside	downside
					%	%	%	%
2021					10.1	7.3	2.7	0.1
2022					5.4	5.8	4.3	-
2023					1.6	1.6	4.4	7.7
2024					1.6	1.6	2.2	3.7
2025					1.6	1.6	1.5	1.7
UK unemployment rate – annual average
								Extreme
					Upside	Base case	Downside	downside
					%	%	%	%
2021					4.7	5.3	5.4	5.9
2022					4.3	4.8	7.0	11.8
2023					4.0	4.5	6.5	10.4
2024					3.8	4.5	5.4	7.1
2025					3.8	4.3	4.8	5.2
UK house price index – four quarter growth
								Extreme
					Upside	Base case	Downside	downside
					%	%	%	%
2021					8.0	2.0	(2.4)	(5.4)
2022					1.7	0.5	(3.0)	(27.0)
2023					2.8	1.9	1.3	12.2
2024					4.8	4.8	4.8	19.5
2025					4.0	4.0	4.0	6.2
UK commercial real estate price – four quarter growth
								Extreme
					Upside	Base case	Downside	downside
					%	%	%	%
2021					7.0	(1.4)	(8.4)	(13.4)
2022					2.1	2.0	(1.3)	(18.2)
2023					1.7	1.7	5.8	15.7
2024					1.3	1.3	2.3	5.4
2025					1.2	1.2	2.3	5.1
Worst points
	30 June 2021				31 December 2020
				Extreme				Extreme
	Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
UK	%	%	%	%	%	%	%	%
GDP	-	-	-	(10.2)	-	(1.8)	(5.1)	(10.4)
Unemployment rate (peak)	5.0	5.5	7.0	11.9	5.9	7.0	9.4	13.9
House price index	-	-	(6.1)	(33.1)	-	(3.6)	(11.2)	(32.0)
Commercial real estate price	-	(2.1)	(14.1)	(33.1)	(3.4)	(10.1)	(28.9)	(40.4)

Note:
(1) For the unemployment rate, the figures show the peak levels between 2021 and 2026 for 30 June 2021, and between 2020 and 2025 for 31 December 2020. For the other parameters, the figures show falls relative to the starting periods mentioned under the five-year summary table above.

Risk and capital management
Credit risk – Economics continued
Economic loss drivers
Probability weightings of scenarios
NWM Group’s approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic impact of COVID-19 and the range of recovery paths necessitates a change of approach to assigning probability weights from that used in recent updates. Prior to 2020, GDP paths for NWM Group’s scenarios were compared against a set of 1,000 model runs, following which a percentile in the distribution was established that most closely corresponded to the scenario.

Instead, NWM Group has subjectively applied probability weights, reflecting expert views within NWM Group. The probability weight assignment was judged to present good coverage to the central scenarios and the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 35% weighting was applied to the upside scenario, a 40% weighting applied to the base case scenario, a 20% weighting applied to the downside scenario and a 5% weighting applied to the extreme downside scenario. NWM Group assessed the downside risk posed by COVID-19 to be diminishing over the course of 2021, with the vaccination roll-out and positive economic data being observed since the gradual relaxing of lockdown restrictions. NWM Group therefore judged it was appropriate to apply a higher probability to upside-biased scenarios than at December 2020.

Use of the scenarios in lending
The lending ECL methodology is based on the concept of credit cycle indices (CCIs). The CCIs represent all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

The four economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption, i.e. that after one to two years into the forecast horizon the CCIs gradually revert to their long-run average of zero.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

The rationale for the approach is the long-standing observation that loss rates tend to follow regular cycles. This allows NWM Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone.

UK economic uncertainty
Treatment of COVID-19 relief mechanisms
Use of COVID-19 relief mechanisms (for example, payment holidays and Coronavirus Business Interruption Loan Scheme (CBILS)) does not automatically merit identification of significant increase in credit risk (SICR) and trigger a Stage 2 classification in isolation.

NWM Group continues to provide support, where appropriate, to existing customers. Those who are deemed either (a) to require a prolonged timescale to return to within NWM Group’s risk appetite, (b) not to have been viable pre-COVID-19, or (c) not to be able to sustain their debt once COVID-19 is over, will trigger a SICR and, if concessions are sought, be categorised as forborne, in line with regulatory guidance. Payment holiday extensions beyond an aggregate of 12 months in an 18 month period to cover continuing COVID-19 business interruption are categorised as forbearance, including for customers where no other SICR triggers are present.

Risk and capital management
Credit risk – Economics continued
Model monitoring and enhancement
The abrupt and prolonged interruption of a wide range of economic activities due to COVID-19 and the subsequent government interventions to support businesses and individuals, has resulted in patterns in the data of key economic loss drivers and loss outcomes, that are markedly different from those that NWM Group’s models have been built on. To account for these structural changes, model adjustments have been applied and model changes have been implemented.

All in-model adjustments described have been applied by correcting the PD and LGD estimates within the core ECL calculation process and therefore consistently and systematically inform SICR identification and ECL measurement.

UK economic uncertainty
Government support
Most notably as a result of various government support measures, model-projected default rates have been adjusted by introducing lags between 6 to 12 months. These lags are based partly on objective empirical data (i.e. the absence of increases in realised default rates by the reporting date) and partly judgmental, based on remaining government support measures and their expected effectiveness.

Extreme GDP movements
Due to the specific nature of COVID-19, GDP year-on-year movements in both directions are extremely sharp, many multiples of their respective extremes observed previously.

This creates a risk of overstretched, invalid extrapolations in statistical models. Therefore, all econometric models were updated to make them robust against extreme GDP movements by capping projected CCI values at levels corresponding to three times the default rates observed at the peak of the global financial crisis and using quarterly averages rather than spot values for CCI projections.

Governance and post model adjustments
The IFRS 9 PD, exposure at default and LGD models are subject to NWM Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments (PMAs) were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All PMAs were subject to formal approval through provisioning governance, and were categorised as follows:
●   Deferred model calibrations – ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable, as these were being judged to have been distorted by government support schemes. As a consequence, any potential ECL release was deferred and retained on the balance sheet.
●   Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with MES and credit outcomes as a result of the effect of COVID-19 and the consequences of government interventions. In both cases, management judged that additional ECL was required until further credit performance data became available on the behavioural and loss consequences of COVID-19.
●   Other adjustments – ECL adjustments where it was judged that the modelled ECL required to be amended.

PMAs will remain a key focus area of NWM Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends, particularly with more observable outcomes from the unwinding of COVID-19 support mechanisms during the remainder of 2021.

Risk and capital management
Credit risk – Economics continued
Measurement uncertainty and ECL sensitivity analysis
The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact as at 30 June 2021. Scenario impacts on a SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis.

The impact arising from the upside, downside and extreme downside scenarios has been simulated. In the simulations, NWM Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a combined total 100% probability weighting and therefore serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled PMAs present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NWM Group’s core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

					Extreme
30 June 2021	Actual	Base case	Upside	Downside	downside
Stage 1 modelled exposure (£m)	6,661	6,916	6,916	6,681	6,113
Stage 1 modelled ECL (£m)	10	10	10	10	12
Stage 1 coverage (%)	0.15%	0.14%	0.14%	0.15%	0.20%
Stage 2 modelled exposure (£m)	739	485	485	719	1,287
Stage 2 modelled ECL (£m)	36	35	35	36	42
Stage 2 coverage (%)	4.87%	7.22%	7.22%	5.01%	3.26%
Stage 1 and Stage 2 modelled exposure (£m)	7,400	7,401	7,401	7,400	7,400
Stage 1 and Stage 2 modelled ECL (£m)	46	45	45	46	54
Stage 1 and Stage 2 coverage (%)	0.62%	0.61%	0.61%	0.62%	0.73%
Variance - (lower)/higher to actual total Stage 1 and Stage 2 ECL		(1)	(1)	0	8

Notes:
(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 30 June 2021 and therefore does not include variation in future undrawn exposure values.
(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2021. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(4) Refer to the Economic loss drivers section for details of economic scenarios.
(5) Refer to the NatWest Markets Plc 2020 Annual Report and Accounts for 31 December 2020 comparatives.

Risk and capital management
Credit risk – Economics continued
Measurement uncertainty and ECL adequacy
The improvement in the economic outlook and scenarios used in the IFRS 9 MES framework at H1 2021 resulted in a release of modelled ECL. Given continued uncertainty remains due to COVID-19 despite the improved economic outlook, NWM Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.

As government support mechanisms continue to conclude during 2021, NWM Group anticipates further credit deterioration in the portfolios. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet as at 30 June 2021.

There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. A key factor would be a more adverse deterioration in GDP and unemployment in the economies in which NWM Group operates, but also, among others:
● The ongoing trajectory of lockdown restriction relaxation within the UK, and any future repeated lockdown requirements.
● The progress of the COVID-19 vaccination roll-out and its effectiveness against new variants.
● The efficacy of the various government support initiatives in terms of their ability to defray customer defaults is yet to be proven, notably over an extended period.
● Higher unemployment if companies fail to retain jobs after the UK furlough scheme concludes in Q3 2021.
● The level of revenues lost by corporate clients and pace of recovery of those revenues may affect NWM Group’s clients’ ability to service their borrowing, especially in those sectors most exposed to the effects of COVID-19.

Risk and capital management
Credit risk – Banking activities
This section details the credit risk profile of NWM Group’s banking activities.

Portfolio summary The table below shows gross loans and related credit impairment measures, within the scope of the IFRS 9 ECL framework.
	30 June	31 December
	2021	2020
	£m	£m
Loans - amortised cost and fair value through other comprehensive income (FVOCI)
Stage 1	7,034	7,799
Stage 2	721	1,566
Stage 3	108	171
Of which: individual	98	162
Of which: collective	10	9
Inter-Group (1)	726	755
	8,589	10,291
ECL provisions
Stage 1	10	12
Stage 2	37	49
Stage 3	87	132
Of which: individual	78	124
Of which: collective	9	8
Inter-Group	1	1
	135	194
ECL provisions coverage (2,3)
Stage 1 (%)	0.14	0.15
Stage 2 (%)	5.13	3.13
Stage 3 (%)	80.56	77.19
Inter-Group (%)	0.14	0.13
	1.70	2.02

	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Impairment losses
ECL (release)/charge (4)
Stage 1	(8)	14
Stage 2	(5)	43
Stage 3	(3)	(13)
Of which: individual	1	(4)
Of which: collective	(4)	(9)
Third party	(16)	44
Inter-Group	-	2
	(16)	46
ECL loss rate - annualised (basis points) (3)	(41)	69
Amounts written off	40	4

Notes:
(1) NWM Group’s intercompany assets were classified in Stage 1. The ECL attached to these loans was £0.9 million (31 December 2020 – £1.2 million). The remaining tables in the credit risk section exclude intercompany assets and associated ECL.
(2) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI.
(3) ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans – amortised cost and FVOCI. The half year ECL charge is annualised by multiplying by two.
(4) Includes a £1 million charge (30 June 2020 – £1 million charge) related to other financial assets, of which nil (30 June 2020 – nil) related to assets classified as FVOCI and a £1 million release (30 June 2020 – £1 million release) related to contingent liabilities.
(5) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 64 for Financial instruments within the scope of the IFRS 9 ECL framework in the NatWest Markets Plc 2020 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £17.1 billion (31 December 2020 – £15.8 billion) and debt securities of £8.1 billion (31 December 2020 – £8.7 billion).

Key points
● ECLs are calculated each month, with modelled impairment calculations relying on month in arrears data and individually assessed provisions based on the current month. A quarterly provision adequacy assessment is also performed. Outputs are reviewed by NWM Group senior management, who formally approve ECL levels and ECL coverage as being at appropriate levels, to reflect the current economic situation.
● While the significant increase in defaults and losses predicted in 2020 to occur throughout 2021 and early 2022 have not materialised and there has been an immaterial level of Stage 3 defaults so far, ECL coverage has been maintained at relatively stable levels.

Risk and capital management
Credit risk – Banking activities continued
Sector analysis – COVID-19 impact The table below shows exposures and ECL, by stage, for key sectors of the Wholesale portfolio, that continue to be affected by COVID-19.
					Off-balance sheet
	Loans - amortised cost & FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Property	94	43	16	153	432	20	-	1	11	12
Financial institutions	6,043	438	4	6,485	5,272	578	8	33	3	44
Sovereign	301	-	3	304	36	-	1	-	2	3
Corporate	596	240	85	921	5,373	116	1	3	71	75
Of which:
Airlines and aerospace	21	-	8	29	216	43	-	-	8	8
Automotive	11	38	-	49	653	-	-	-	-	-
Health	22	-	2	24	-	-	-	-	1	1
Land transport and logistics	43	41	-	84	227	1	-	1	-	1
Leisure	21	35	-	56	287	-	-	-	-	-
Oil and gas	-	1	17	18	299	2	-	-	4	4
Retail	-	-	9	9	388	5	-	-	8	8
Total	7,034	721	108	7,863	11,113	714	10	37	87	134
31 December 2020
Property	127	45	18	190	446	32	1	-	10	11
Financial institutions	6,933	1,272	3	8,208	5,591	613	9	43	3	55
Sovereign	110	67	3	180	37	-	1	-	2	3
Corporate	629	182	147	958	6,291	130	1	6	117	124
Of which:
Airlines and aerospace	-	23	10	33	312	44	-	-	9	9
Automotive	11	38	-	49	863	-	-	1	-	1
Health	22	-	2	24	-	-	-	-	1	1
Land transport and logistics	85	1	1	87	451	6	-	-	-	-
Leisure	-	50	-	50	472	-	-	1	-	1
Oil and gas	11	3	50	64	374	3	-	-	35	35
Retail	-	-	10	10	342	5	-	-	10	10
Total	7,799	1,566	171	9,536	12,365	775	12	49	132	193

Risk and capital management
Credit risk – Banking activities continued
Flow statement
The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:
● Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
● Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
● Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
● Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
● Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NWM Group	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	33,327	12	1,671	49	167	132	35,165	193
Currency translation and other adjustments	(700)	—	(36)	—	(3)	(3)	(739)	(3)
Inter-Group transfers	(3)	—	—	—	—	—	(3)	—
Transfers from Stage 1 to Stage 2	(484)	(1)	484	1	—	—	—	—
Transfers from Stage 2 to Stage 1	1,150	7	(1,150)	(7)	—	—	—	—
Transfers from Stage 3	—	—	—	—	—	—	—	—
Net re-measurement of ECL on stage transfer		(5)		3		—		(2)
Changes in risk parameters (model inputs)		(3)		(8)		(1)		(12)
Other changes in net exposure	(1,978)	—	(226)	(1)	(22)	(1)	(2,226)	(2)
Other (P&L only items)		—		1		(1)		—
Income statement releases		(8)		(5)		(3)		(16)
Amounts written-off	—	—	—	—	(40)	(40)	(40)	(40)
Unwinding of discount		—		—		—		—
At 30 June 2021	31,312	10	743	37	102	87	32,157	134
Net carrying amount	31,302		706		15		32,023
At 1 January 2020	32,877	10	188	4	184	132	33,249	146
2020 movements	5,370	8	2,609	49	(2)	4	7,977	61
At 30 June 2020	38,247	18	2,797	53	182	136	41,226	207
Net carrying amount	38,229		2,744		46		41,019

Key points
● The decrease in Stage 1 and Stage 2 ECL was primarily due to the improvement in economic forecasts.
● The updated economics resulted in the migration of assets from Stage 2 to Stage 1 with a consequential reduction in Stage 2 lifetime ECL.
● Amounts written-off in the period largely related to a small number of legacy defaulted exposures.

Condensed consolidated income statement for the half year ended 30 June 2021 (unaudited)
	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Interest receivable	179	276
Interest payable	(183)	(315)
Net interest income	(4)	(39)
Fees and commissions receivable	146	277
Fees and commissions payable	(62)	(202)
Income from trading activities	226	776
Other operating income	(10)	(3)
Non-interest income	300	848
Total income	296	809
Staff costs	(252)	(377)
Premises and equipment	(37)	(75)
Other administrative expenses	(181)	(348)
Depreciation and amortisation	(10)	(14)
Operating expenses	(480)	(814)
Loss before impairment releases/(losses)	(184)	(5)
Impairment releases/(losses)	16	(45)
Operating loss before tax	(168)	(50)
Tax credit/(charge)	49	(79)
Loss for the period	(119)	(129)
Attributable to:
Ordinary shareholders	(189)	(96)
Paid-in equity holders	31	34
Non-controlling interests	39	(67)
	(119)	(129)

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2021 (unaudited)

	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Loss for the period	(119)	(129)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(1)	(3)
(Loss)/profit on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	(25)	83
FVOCI financial assets	(1)	(176)
Tax	4	3
	(23)	(93)
Items that do qualify for reclassification
FVOCI financial assets	(8)	(18)
Cash flow hedges	(103)	154
Currency translation	(112)	258
Tax	7	(42)
	(216)	352
Other comprehensive (loss)/income after tax	(239)	259
Total comprehensive (loss)/income for the period	(358)	130

Attributable to:
Ordinary shareholders	(432)	149
Paid-in equity holders	31	34
Non-controlling interests	43	(53)
	(358)	130

Condensed consolidated balance sheet as at 30 June 2021 (unaudited)
	30 June	31 December
	2021	2020
	£m	£m

Assets
Cash and balances at central banks	17,073	15,771
Trading assets	70,159	68,689
Derivatives	108,644	165,619
Settlement balances	7,537	2,296
Loans to banks - amortised cost	1,188	1,003
Loans to customers - amortised cost	6,271	8,444
Amounts due from holding company and fellow subsidiaries	1,418	1,587
Other financial assets	8,853	9,041
Other assets	715	688
Total assets	221,858	273,138

Liabilities
Bank deposits	1,694	1,808
Customer deposits	2,460	2,618
Amounts due to holding company and fellow subsidiaries	6,356	8,134
Settlement balances	7,100	2,248
Trading liabilities	75,698	72,252
Derivatives	101,769	157,332
Other financial liabilities	17,637	18,170
Other liabilities	1,003	1,234
Total liabilities	213,717	263,796

Equity
Owners’ equity	8,144	9,388
Non-controlling interests	(3)	(46)
Total equity	8,141	9,342
Total liabilities and equity	221,858	273,138

Condensed consolidated statement of changes in equity for the half year ended 30 June 2021 (unaudited)
	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Called up share capital - at beginning and end of period	400	400
Share premium account - at beginning and end of period	1,759	1,759
Paid-in equity - at beginning and end of period	904	904
FVOCI reserve - at beginning of period	34	(134)
Unrealised losses	(10)	(196)
Realised losses	2	1
Tax	1	3
At end of period	27	(326)
Cash flow hedging reserve - at beginning of period	201	137
Amount recognised in equity	(118)	110
Amount transferred from equity to earnings	15	44
Tax	12	(45)
At end of period	110	246
Foreign exchange reserve - at beginning of period	121	77
Retranslation of net assets	(131)	284
Foreign currency gains/(losses) on hedges of net assets	15	(35)
Recycled to profit or loss on disposal of businesses	-	(5)
Tax	(6)	-
At end of period	(1)	321
Retained earnings - at beginning of period	5,969	6,764
Loss attributable to ordinary shareholders and other equity owners	(158)	(62)
Ordinary dividends paid	(750)	-
Paid-in equity dividends paid	(31)	(34)
Remeasurement of retirement benefit schemes
- gross	(1)	(3)
- tax	2	11
Realised (losses)/gains in period on FVOCI equity shares	(1)	1
Changes in fair value of credit in financial liabilities designated as fair value through profit or loss
- gross	(25)	83
- tax	2	(8)
Share-based payments	(62)	(85)
Capital contribution	-	22
Distribution	-	(40)
At end of period	4,945	6,649
Owners' equity at end of period	8,144	9,953
Non-controlling interests - at beginning of period	(46)	3
Currency translation adjustments and other movements	4	14
Profit/(loss) attributable to non-controlling interests	39	(67)
At end of period	(3)	(50)
Total equity at end of period	8,141	9,903

Attributable to:
Ordinary shareholders	7,240	9,049
Paid-in equity holders	904	904
Non-controlling interests	(3)	(50)
	8,141	9,903

Condensed consolidated cash flow statement for the half year ended 30 June 2021 (unaudited)
	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Operating activities
Operating loss before tax	(168)	(50)
Adjustments for non-cash items	516	(236)
Net cash flows from trading activities	348	(286)
Changes in operating assets and liabilities	3,252	1,414
Net cash flows from operating activities before tax	3,600	1,128
Income taxes paid	(26)	1
Net cash flows from operating activities	3,574	1,129
Net cash flows from investing activities	313	44
Net cash flows from financing activities	(2,047)	(201)
Effects of exchange rate changes on cash and cash equivalents	(758)	1,331
Net increase in cash and cash equivalents	1,082	2,303
Cash and cash equivalents at beginning of period	26,380	27,043
Cash and cash equivalents at end of period	27,462	29,346

Notes
1. Basis of preparation
The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and UK adopted IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with NatWest Markets Plc 2020 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards in conformity with the requirements of the Companies Act 2006 and with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The NatWest Markets Plc 2021 Annual Report and Accounts will be prepared in accordance with UK adopted International Financial Reporting Standards.

Going concern
Having reviewed NWM Group’s forecasts, projections, the potential impact of COVID-19 and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for a period of not less than twelve months. Accordingly, the results for the period ended 30 June 2021 have been prepared on a going concern basis.

2. Accounting policies
NWM Group’s principal accounting policies are as set out on pages 93 to 97 of NatWest Markets Plc 2020 Annual Report and Accounts. Changes to accounting policies from 1 January 2021 had no material effect on NatWest Markets Plc accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions and provisions for liabilities and charges. These critical accounting policies and judgements are referenced on page 97 of NWM Plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic. Management’s consideration of this source of uncertainty is outlined in the relevant sections of NatWest Markets Plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Markets Plc 2020 Annual Report and Accounts.

Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios. Measurement of valuation reserves and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods. Refer to NatWest Markets Plc Risk factors in the 2020 Annual Report and Accounts.

3. Operating expenses
	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Wages, salaries and other staff costs	180	257
Temporary and contract costs	7	12
Social security costs	18	31
Bonus awards	36	58
Pension costs	11	19
- defined benefit schemes	4	7
- defined contribution schemes	7	12
Staff costs	252	377
Premises and equipment	37	75
Depreciation and amortisation	10	14
Other administrative expenses (1,2)	181	348
Administrative expenses	228	437
Operating expenses	480	814

Notes:
(1)
Includes recharges from other NatWest Group entities, mainly NWB Plc which provides the majority of shared services (including technology) and operational processes.
(2)
Includes litigation and regulatory costs.

Notes
4. Segmental analysis
The business is organised into the following reportable segments:
●	NatWest Markets; and

●
Central items & other, which comprises corporate functions and other activity not managed in the NatWest Markets segment during the period. H1 2021 and H1 2020 are substantially comprised of litigation and conduct costs.

Analysis of operating (loss)/profit before tax
The following table provides a segmental analysis of operating (loss)/profit before tax by main income statement captions.

	Half year ended 30 June 2021			Half year ended 30 June 2020
		Central			Central
	NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total
	£m	£m	£m	£m	£m	£m
Interest receivable	179	-	179	276	-	276
Interest payable	(183)	-	(183)	(315)	-	(315)
Net fees and commissions	84	-	84	75	-	75
Other non-interest income	210	6	216	773	-	773
Total income	290	6	296	809	-	809
Operating expenses	(542)	62	(480)	(717)	(97)	(814)
Impairment releases/(losses)	16	-	16	(40)	(5)	(45)
Operating (loss)/profit	(236)	68	(168)	52	(102)	(50)

	Half year ended 30 June 2021			Half year ended 30 June 2020
		Central			Central
	NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total
Total revenue (1)	£m	£m	£m	£m	£m	£m
Total revenue	535	6	541	1,326	-	1,326

Note:
(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

	Half year ended
	30 June	30 June
	2021	2020
Analysis of net fees and commissions	£m	£m
Fees and commissions receivable
- Lending and financing	34	46
- Brokerage	25	61
- Underwriting fees	77	124
- Other	10	46
Total	146	277

Fees and commissions payable	(62)	(202)

Net fees and commissions	84	75

	As at 30 June 2021			As at 31 December 2020
		Central			Central
	NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total
Total assets and liabilities	£m	£m	£m	£m	£m	£m
Assets	221,857	1	221,858	273,124	14	273,138
Liabilities	213,717	-	213,717	263,773	23	263,796

Notes
5. Tax
The actual tax credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 19% (2020 - 19%) as analysed below:
	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Loss before tax	(168)	(50)
Expected tax credit	32	10
Losses and temporary differences in period where no deferred tax asset recognised	(5)	(8)
Foreign profits taxed at other rates	(1)	(11)
Items not allowed for tax:
- losses on disposals and write-downs	-	(1)
- UK bank levy	(2)	(2)
- regulatory and legal actions	8	(19)
- other disallowable items	(3)	(7)
Taxable foreign exchange movements	-	(1)
Losses brought forward and utilised	6	20
Decrease in the carrying value of deferred tax assets in respect of UK losses	(5)	(16)
Banking surcharge	19	(2)
Tax on paid-in equity	7	8
UK tax rate change impact	(17)	(23)
Adjustments in respect of prior periods	10	(27)

Actual tax credit/(charge)	49	(79)

At 30 June 2021, NWM Group has recognised a deferred tax liability of £381 million (31 December 2020 - £417 million). These amounts include a deferred tax asset recognised in respect of UK trading losses of £64 million (31 December 2020 - £62 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. NWM Group has considered the carrying value of this asset as at 30 June 2021 and concluded that it is supported by way of future reversing temporary timing differences on which deferred tax liabilities are recognised at 30 June 2021.
It was announced in the UK Government’s Budget on 3 March 2021 that the main UK corporation tax rate will increase from 19% to 25% from 1 April 2023. This legislative change was enacted on 10 June 2021. NWM Group’s closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise. As a result, the net deferred tax liability position in NWM Group has increased by £31 million, with a £17 million charge included in the income statement (refer to reconciling item above), and a £14 million charge included in other comprehensive income. There is an ongoing HM Treasury review of the bank surcharge rate to ensure that the combined rate of corporation tax applicable to banking entities remains competitive.

6. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	30 June	31 December
	2021	2020
Assets	£m	£m
Loans
- Reverse repos	24,718	19,404
- Collateral given	12,919	18,459
- Other loans	1,154	1,611
Total loans	38,791	39,474
Securities
Central and local government
- UK	5,121	4,184
- US	4,088	5,149
- other	18,347	16,436
Financial institutions and corporate	3,812	3,446
Total securities	31,368	29,215
Total	70,159	68,689

Liabilities
Deposits
- Repos	23,720	19,036
- Collateral received	17,017	23,226
- Other deposits	1,645	1,803
Total deposits	42,382	44,065
Debt securities in issue	1,205	1,408
Short positions	32,111	26,779
Total	75,698	72,252

Notes
7. Financial instruments
Financial instruments: classification
The following tables analyse NWM Group’s financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.
			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks			17,073		17,073
Trading assets	70,159				70,159
Derivatives (1)	108,644				108,644
Settlement balances			7,537		7,537
Loans to banks - amortised cost (2)			1,188		1,188
Loans to customers - amortised cost (3)			6,271		6,271
Amounts due from holding company and fellow subsidiaries	608		756	54	1,418
Other financial assets	83	6,381	2,389		8,853
Other assets				715	715
30 June 2021	179,494	6,381	35,214	769	221,858

Cash and balances at central banks			15,771		15,771
Trading assets	68,689				68,689
Derivatives (1)	165,619				165,619
Settlement balances			2,296		2,296
Loans to banks - amortised cost (2)			1,003		1,003
Loans to customers - amortised cost (3)			8,444		8,444
Amounts due from holding company and fellow subsidiaries	766		754	67	1,587
Other financial assets	166	6,300	2,575		9,041
Other assets				688	688
31 December 2020	235,240	6,300	30,843	755	273,138

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)			1,694		1,694
Customer deposits			2,460		2,460
Amounts due to holding company and fellow subsidiaries	428		5,786	142	6,356
Settlement balances			7,100		7,100
Trading liabilities	75,698				75,698
Derivatives (1)	101,769				101,769
Other financial liabilities		2,705	14,932		17,637
Other liabilities (5)			66	937	1,003
30 June 2021	177,895	2,705	32,038	1,079	213,717

Bank deposits (4)			1,808		1,808
Customer deposits			2,618		2,618
Amounts due to holding company and fellow subsidiaries	636		7,240	258	8,134
Settlement balances			2,248		2,248
Trading liabilities	72,252				72,252
Derivatives (1)	157,332				157,332
Other financial liabilities		3,196	14,974		18,170
Other liabilities (5)			81	1,153	1,234
31 December 2020	230,220	3,196	28,969	1,411	263,796

Notes:
(1)	Includes net hedging derivative assets of £158 million (31 December 2020 - £267 million) and net hedging derivative liabilities of £126 million (31 December 2020 - £107 million).
(2)	Includes items in the course of collection from other banks of £175 million (31 December 2020 - £119 million).
(3)	Includes finance lease receivables of £63 million (31 December 2020 - £66 million).
(4)	Includes items in the course of transmission to other banks of £91 million (31 December 2020 - £10 million).
(5)	Includes lease liabilities of £60 million (31 December 2020 - £71 million) held at amortised cost.

Notes
7. Financial instruments continued
NWM Group’s financial assets and liabilities include:
	30 June	31 December
	2021	2020
	£m	£m
Reverse repos
Trading assets	24,718	19,404
Loans to bank - amortised cost	221	6
Loans to customers - amortised cost	344	1,893

Repos
Bank deposits	526	200
Customer deposits	128	-
Trading liabilities	23,720	19,036

NWM Group’s financial assets and liabilities include amounts due from/to holding company and fellow subsidiaries as below:

	30 June 2021			31 December 2020
	Holding	Fellow		Holding	Fellow
	company	subsidiaries	Total	company	subsidiaries	Total
	£m	£m	£m	£m	£m	£m

Assets
Trading assets	369	239	608	542	224	766
Settlement balances	-	31	31	-	-	-
Loans to banks - amortised cost	-	597	597	-	624	624
Loans to customers - amortised cost	110	18	128	112	18	130
Other assets	-	54	54	-	67	67
Amounts due from holding company and
fellow subsidiaries	479	939	1,418	654	933	1,587

Derivatives (1)	436	531	967	594	774	1,368

Liabilities
Bank deposits	-	113	113	-	145	145
Customer deposits	-	110	110		144	144
MREL instruments issued to NatWest Group plc	3,872	-	3,872	5,181	-	5,181
Trading liabilities	-	428	428	-	636	636
Other financial liabilities - Subordinated liabilities	1,678	-	1,678	1,753	-	1,753
Other liabilities	-	155	155	-	275	275
Amounts due to holding company and
fellow subsidiaries	5,550	806	6,356	6,934	1,200	8,134

Derivatives (1)	806	391	1,197	1,120	425	1,545

Note:
(1)
Intercompany derivatives are included within derivative classification on the balance sheet.

Notes
7. Financial instruments continued
Interest rate benchmark reform
NatWest Group continues to implement its entity-wide IBOR reform programme with the aim of being ready for the various transition events which are expected to occur prior to the cessation of the vast majority of the IBOR benchmark rates at the end of 2021 and of the USD IBOR in 2023.

NatWest Group continues to develop new products across its different segments that reference the new alternative risk-free rates and continues to work  with customers to assess their readiness and ability to adopt new products, transition existing products or take the necessary steps to ensure that products can transition at IBOR cessation. A comprehensive review of the effect of IBOR reform on funding, liquidity and risk management has also been conducted and NatWest Group will continue to adapt its key systems, methodologies and processes to meet the requirements of the new risk-free rates. This is expected to be fully implemented over the course of 2021 and by June 2023 for USD IBOR.

NatWest Group expects that the vast majority of non-derivative instruments will transition in H2 2021 or the first reset date of the interest rate after cessation via renegotiation with clients or fallback provisions. Derivatives that are subject to clearing are expected to transition in line with the relevant clearing house transition approaches while other derivatives are expected to transition using the ISDA fallback protocol.

NatWest Group also remains engaged with regulators, standard setters and other market participants on key matters related to the IBOR reform. It is expected that the programme will meet all timelines set by the regulators.

Financial instruments: valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Markets Plc 2020 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2021 are consistent with those described in Note 12 to the NatWest Markets Plc 2020 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on NWM Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3, level 3 movements and related level 3 sensitivities.

	30 June 2021				31 December 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£m	£m	£m	£m	£m	£m	£m	£m

Trading assets
Loans	-	38,628	163	38,791	-	39,249	225	39,474
Securities	22,048	9,205	115	31,368	21,535	7,599	81	29,215
Derivatives	-	107,536	1,108	108,644	-	164,296	1,323	165,619
Amount due from holding company and fellow subsidiaries	-	608	-	608	-	766	-	766
Other financial assets
Loans	-	18	497	515	-	21	71	92
Securities	4,931	985	33	5,949	5,107	1,247	20	6,374
Total financial assets held at fair value	26,979	156,980	1,916	185,875	26,642	213,178	1,720	241,540

Liabilities

Amount due to holding company and fellow subsidiaries	-	428	-	428	-	636	-	636
Trading liabilities
Deposits	-	42,379	3	42,382	-	44,058	7	44,065
Debt securities in issue	-	1,205	-	1,205	-	1,408	-	1,408
Short positions	23,659	8,451	1	32,111	19,045	7,734	-	26,779
Derivatives	-	101,078	691	101,769	-	156,384	948	157,332
Other financial liabilities
Deposits	-	718	-	718	-	796	-	796
Debt securities in issue	-	1,243	-	1,243	-	1,607	-	1,607
Subordinated liabilities	-	744	-	744	-	793	-	793
Total financial liabilities held at fair value	23,659	156,246	695	180,600	19,045	213,416	955	233,416

Notes:
(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)
For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

(4)
The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Notes
7. Financial instruments continued
Financial instruments: movement in level 3 portfolios

	Half year ended 30 June 2021				Half year ended 30 June 2020
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,629	91	1,720	955	2,415	88	2,503	1,389
Amount recorded in the income statement (3)	(191)	3	(188)	(124)	358	2	360	104
Amount recorded in the statement of
comprehensive income	-	6	6	-	-	(1)	(1)	-
Level 3 transfers in	42	428	470	15	133	161	294	6
Level 3 transfers out	(68)	-	(68)	(116)	(101)	(3)	(104)	(337)
Purchases	169	8	177	114	366	5	371	100
Settlements	(36)	(4)	(40)	(15)	(113)	-	(113)	(14)
Sales	(158)	(1)	(159)	(132)	(933)	-	(933)	(167)
Foreign exchange and other adjustments	(1)	(1)	(2)	(2)	5	6	11	3
At 30 June	1,386	530	1,916	695	2,130	258	2,388	1,084

Amounts recorded in the income statement in
respect of balances held at period end
- unrealised	(191)	3	(188)	(124)	358	2	360	104

Notes:
(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)
Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss. Movement in the period primarily reflects increase in loan positions classified as HTC&S under IFRS 9 and fair valued through other comprehensive income.

(3)
Net losses on trading assets and liabilities of £67 million (30 June 2020 - £254 million) were recorded in income from trading activities. Net gains on other instruments of £3 million (30 June 2020 - £2 million) were recorded in other operating income and interest income as appropriate.

Financial instruments: sensitivity analysis

	30 June 2021			31 December 2020
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
Assets	£m	£m	£m	£m	£m	£m

Trading assets
Loans	163	10	-	225	10	-
Securities	115	10	-	81	-	-
Derivatives	1,108	80	(100)	1,323	120	(100)
Other financial assets
Loans	497	20	(40)	71	10	(10)
Securities	33	-	-	20	-	-
Total financial assets held at fair value	1,916	120	(140)	1,720	140	(110)

Liabilities

Trading liabilities
Deposits	3	-	-	7	-	-
Short Positions	1	-	-	-	-	-
Derivatives	691	40	(40)	948	50	(40)
Total financial liabilities held at fair value	695	40	(40)	955	50	(40)

Notes
7. Financial instruments continued
Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 123 of the NatWest Markets Plc 2020 Annual Report and Accounts.

	30 June	31 December
	2021	2020
	£m	£m
Funding – FVA	47	121
Credit – CVA	384	388
Bid – Offer	84	122
Product and deal specific	163	172
	678	803

● Valuation reserves comprising of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £678 million at 30 June 2021 (31 December 2020 – £803 million).

● There was a reallocation of FVA to CVA during the period following an update to the risk management of certain exposures.
● The net decrease across CVA, FVA and bid-offer reserves was driven by reduced exposures, due to increases in interest rates and trade exit activity, and reduced risk.

Fair value of financial instruments measured at amortised cost
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 2	Level 3
30 June 2021	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	17.1
Settlement balances	7.5
Loans to banks	0.2	1.0	1.0	0.4	0.6
Loans to customers		6.3	6.2	0.5	5.7
Amounts due from holding company and fellow subsidiaries		0.8	0.8	-	0.8
Other financial assets - Securities		2.4	2.4	-	2.4
Financial liabilities
Bank deposits	0.1	1.6	1.6	-	1.6
Customer deposits		2.5	2.4	-	2.4
Amounts due to holding company and fellow subsidiaries		5.8	5.9	5.7	0.2
Settlement balances	7.1
Other financial liabilities
Debt securities in issue		14.6	14.9	8.6	6.3
Subordinated liabilities		0.3	0.4	0.4	-

31 December 2020
Financial assets
Cash and balances at central banks	15.8
Settlement balances	2.3
Loans to banks	0.1	0.9	0.9	0.3	0.6
Loans to customers		8.4	8.4	1.9	6.5
Amounts due from holding company and fellow subsidiaries		0.8	0.8	-	0.8
Other financial assets - Securities		2.6	2.6	-	2.6
Financial liabilities
Bank deposits		1.8	1.8	-	1.8
Customer deposits	0.1	2.5	2.6	-	2.6
Amounts due to holding company and fellow subsidiaries	0.1	7.1	7.2	7.1	0.1
Settlement balances	2.2
Other financial liabilities
Debt securities in issue		14.7	15.0	9.4	5.6
Subordinated liabilities		0.3	0.4	0.4	-

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
8. Provisions for liabilities and charges

	Litigation
	and other
	regulatory	Other (1)	Total
	£m	£m	£m
At 1 January	334	114	448
Currency translation and other movements (2)	(4)	(13)	(17)
Charge to income statement	9	17	26
Release to income statement	(67)	(5)	(72)
Provisions utilised	(30)	(31)	(61)
At 30 June	242	82	324

Notes:
(1)
Materially comprises provisions relating to restructuring costs.
(2)
Includes £4 million release in relation to expected credit losses.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

9. Dividends
Interim ordinary dividends totalling £750 million were paid to NWM Plc’s parent company NatWest Group plc during H1 2021 (H1 2020 – nil).

Notes
10. Loan impairment provision
Portfolio summary
The table below shows gross loans and ECL, by segment and stage, within the scope of ECL framework.

	30 June	31 December
	2021	2020
	£m	£m
Loans - amortised cost and fair value through other comprehensive income (FVOCI)
Stage 1	7,034	7,799
Stage 2	721	1,566
Stage 3	108	171
Of which: individual	98	162
Of which: collective	10	9
Inter-Group (1)	726	755
	8,589	10,291
ECL provisions
Stage 1	10	12
Stage 2	37	49
Stage 3	87	132
Of which: individual	78	124
Of which: collective	9	8
Inter-Group	1	1
	135	194
ECL provisions coverage (2,3)
Stage 1 (%)	0.14	0.15
Stage 2 (%)	5.13	3.13
Stage 3 (%)	80.56	77.19
Inter-Group (%)	0.14	0.13
	1.70	2.02

	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Impairment losses
ECL (release)/charge (4)
Stage 1	(8)	14
Stage 2	(5)	43
Stage 3	(3)	(13)
Of which: individual	1	(4)
Of which: collective	(4)	(9)
Third party	(16)	44
Inter-Group	-	2
	(16)	46
ECL loss rate - annualised (basis points) (3)	(41)	69
Amounts written off	40	4

Notes:
(1)
NWM Group’s intercompany assets were classified in Stage 1. The ECL attached to these loans was £0.9 million (31 December 2020 – £1.2 million). The remaining tables in the credit risk section exclude intercompany assets and associated ECL.

(2)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI.
(3)
ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans – amortised cost and FVOCI. The half year ECL charge is annualised by multiplying by two.

(4)
Includes a £1 million charge (30 June 2020 – £1 million charge) related to other financial assets, of which nil (30 June 2020 – nil) related to assets classified as FVOCI and a £1 million release (30 June 2020 – £1 million release) related to contingent liabilities.

(5)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 64 for Financial instruments within the scope of the IFRS 9 ECL framework in the NatWest Markets Plc 2020 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £17.1 billion (31 December 2020 – £15.8 billion) and debt securities of £8.1 billion (31 December 2020 – £8.7 billion).

Notes
11. Contingent liabilities, commitments and guarantees

	30 June	31 December
	2021	2020
	£m	£m
Guarantees	611	638
Other contingent liabilities	113	137
Standby facilities, credit lines and other commitments	10,986	12,292
Contingent liabilities and commitments	11,710	13,067

Contingent liabilities arise in the normal course of NWM Group’s business; credit exposure is subject to NWM Plc’s normal controls. The amounts shown do not, and are not intended to, provide any indication of NWM Group’s expectation of future losses.

Risk sharing arrangements
NWM Plc and NWM N.V. have limited risk-sharing arrangements in place to facilitate the smooth provision of services to NatWest Markets’ customers. The arrangements include:
●
The provision of a funded guarantee of up to £2.6 billion by NWM Plc to NWM N.V. that limits NWM N.V.’s exposure to large individual customer credits to 10% of NWM N.V.’s capital. Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount. At 30 June 2021 the deposits amounted to £0.7 billion and the guarantee fees in the period were £3.3 million.

●
The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.’s legacy portfolio. At 30 June 2021 the exposure at default covered by the guarantees was approximately £0.2 billion (of which £0.1 billion was cash collateralised). Fees of £5.8 million in relation to the guarantees were recognised in the period.

Indemnity deed
In addition to the numbers above, NWM Plc and NWB Plc also have a cross indemnity agreement in place for losses incurred within the entities in relation to business transferred to or from the ring-fenced bank under the NatWest Group’s structural re-organisation. Under the agreement, NWM Plc is indemnified by NWB Plc against losses relating to NWB Plc transferring businesses and ring-fenced bank obligations and NWB Plc is indemnified by NWM Plc against losses relating to NWM Plc transferring businesses and non ring-fenced bank obligations with effect from the relevant transfer date.

Notes
12. Litigation and regulatory matters
NWM Plc and its subsidiary and associated undertakings (NWM Group) are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NWM Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NWM Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NWM Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWM Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NWM Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NWM Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NWM Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NWM Group’s litigation and regulatory matters, including investigations, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 171 of the NatWest Markets Plc 2020 Annual Report and Accounts.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NatWest Markets Securities Inc. (NWMSI) and certain affiliates continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NWM Group companies consist of cases filed by the Federal Deposit Insurance Corporation and the State of New Mexico that together involve the issuance of less than US$400 million of RMBS issued primarily from 2005 to 2007. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

Notes
12. Litigation and regulatory matters continued
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that the NWM Group defendants and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM Group defendants with respect to certain claims. As a result of that and other decisions, all NWM Group defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NWM Group defendants. The dismissal of NWM Group defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In March 2020, NWM Group defendants finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NWM Plc, NatWest Group plc and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on legal grounds, and the plaintiffs have commenced an appeal to the United States Court of Appeals for the Second Circuit. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, is the subject of a motion to dismiss that remains pending in the SDNY.

In addition to the above, five other class action complaints were filed against NWM Group defendants in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY also dismissed, for various reasons, the case relating to Pound Sterling LIBOR in August 2019, the case relating to Swiss Franc LIBOR in September 2019, and the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate (‘SIBOR / SOR’) in July 2019. Plaintiffs appealed each of these four dismissals to the United States Court of Appeals for the Second Circuit. The appeals in the Euribor, Pound Sterling LIBOR and Swiss Franc LIBOR cases remain pending, but in June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement. The appeal in the SIBOR / SOR case was decided on 17 March 2021, when the United States Court of Appeals for the Second Circuit reversed the SDNY’s prior dismissal, such that the case will now return to the SDNY. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY in February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NWM Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery.

NWM Plc was also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of a separate case under appeal to Israel’s Supreme Court.

Notes
12. Litigation and regulatory matters continued
In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The defendants include NatWest Group plc, NWM Plc, NWMSI and NatWest Bank Plc. The defendants made a motion to dismiss this case, which was granted by the court in March 2020. Plaintiffs’ appeal of the dismissal is pending in the United States Court of Appeals for the Second Circuit.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NatWest Bank Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments through injunction. Defendants intend to seek dismissal.

FX litigation
NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery.

In April 2019, some of the same claimants in the opt-out case described above, as well as others, served proceedings (which are ongoing) in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. Plaintiffs have filed a motion for class certification, which defendants are opposing.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc has been named in the action as an ‘other cartel participant’, but is not a respondent. The claim was served in June 2019. The claimant sought permission to amend its claim to strengthen its claim of alleged breaches of competition law, but this was refused by the court in the form sought by the claimant. The claimant is now seeking a further opportunity to amend its claim, which is being opposed by NWM Plc and the other respondents.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing to determine class certification and which of the applications should be permitted to represent the class took place in July 2021 and judgment is awaited.

In November 2020, proceedings were issued in the High Court of Justice of England and Wales against NWM Plc by a claimant who seeks an account of profits and/or damages in respect of alleged historical FX trading misconduct. The claimant has also issued similar proceedings against a number of other banks. The claim against NWM Plc makes allegations of breaches of contract, fiduciary duties, duties of confidence and other matters. The claim was served on NWM Plc in March 2021.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion, which names The Royal Bank of Scotland plc (now NWM Plc) as the defendant, was served on NWM Plc in May 2020. NWM Plc has filed a motion for cancellation of service outside the jurisdiction, which remains pending.

Certain other foreign exchange transaction related claims have been or may be threatened. NWM Group cannot predict whether all or any of these claims will be pursued.

Notes
12. Litigation and regulatory matters continued
Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaint was dismissed in March 2021. Plaintiffs have filed an amended complaint, which defendants will again seek to have dismissed.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI in July 2020. Plaintiffs have filed an amended complaint which defendants are seeking to have dismissed.

Swaps antitrust litigation
NWM Plc, NWMSI and NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In addition, in June 2017, TeraExchange filed a complaint against NWM Plc, NWMSI and NatWest Group plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. In October 2018, the court dismissed all claims against NWM Plc, NWMSI and NatWest Group plc.

On 30 June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants include several NatWest Group companies, including NatWest Group plc.

Odd lot corporate bond trading antitrust litigation
NWMSI is the subject of a class action antitrust complaint filed in the SDNY against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. Defendants filed a motion to dismiss the operative complaint in this matter in December 2020.

Madoff
NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. In March 2020, the bankruptcy court denied the trustee’s request for leave to amend its complaint to include additional allegations against NWM N.V., holding that, even with the proposed amendments, the complaint would fail as a matter of law to state a valid claim against NWM N.V. The trustee has commenced an appeal of the bankruptcy court’s decision, which has been stayed pending the result of appeals in different proceedings, against different defendants, that involve similar issues. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. This action has been stayed pending the result of the appeal in the primary action.

Notes
12. Litigation and regulatory matters continued
Interest rate hedging products and similar litigation
NWM Plc continues to deal with a small number of active litigation claims in the UK relating to the alleged mis-selling of interest rate hedging products.

Separately, NWM Plc is defending claims filed in France by two French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. One of the claims has been appealed to the Supreme Court and judgment is awaited. The other has been remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect. NWM N.V. was a defendant in the latter case but has been dismissed from the proceedings.

EUA trading litigation
HMRC issued a tax assessment in 2012 against NatWest Group plc for approximately £86 million regarding a value-added-tax (VAT) matter in relation to the trading of European Union Allowances (EUAs) by the subsidiary of a joint venture partnership in 2009. NatWest Group plc lodged an appeal challenging the assessment before the First-tier Tribunal (Tax), a specialist tax tribunal, (the ‘Tax Dispute’). The matter was resolved in July 2021.

Separately, NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and were alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued in March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009. In October 2020, the High Court quantified damages against NWM Plc at £45 million plus interest and costs, and permitted it to appeal to the Court of Appeal. On 10 May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have sought permission from the Supreme Court to appeal. The Court of Appeal also dismissed an appeal by Mercuria against the finding by the High Court that NWM Plc and Mercuria were both vicariously liable. Mercuria has sought permission from the Supreme Court to appeal that decision.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the United States Court of Appeals for the Second Circuit. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation
NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Notes
12. Litigation and regulatory matters continued
1MDB litigation
Recent media reports suggest that a claim for a material sum has recently been issued in Malaysia by 1MDB against Coutts & Co Ltd for alleged losses in connection with the 1MDB fund. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations)
NWM Group’s financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NWM Group companies have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

NWM Group companies have been providing, and continue to provide, information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWM Group, remediation of systems and controls, public or private censure, restriction of NWM Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWM Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NWM Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities
In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA’s reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and the US Department of Justice (DoJ) concerning unrelated trading by certain NatWest Markets former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigations, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 171 of the NatWest Markets Plc 2020 Annual Report and Accounts.

Foreign exchange related investigations
In recent years, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the Commodity Futures Trading Commission, the DoJ, the Board of Governors of the Federal Reserve System, the European Commission (EC) and others. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

Notes
12. Litigation and regulatory matters continued
EGB investigation
On 20 May 2021, the EC announced that it had adopted a decision in relation to an investigation into potential competition law violations in the primary and secondary market trading of EGBs between 2007 and 2011 which involved the NatWest Markets business and six other banks. NatWest Group revealed the conduct to the EC and co-operated throughout the EC’s investigation. NatWest Group was granted immunity by the EC and was not fined.

FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group’s compliance with the UK Money Laundering Regulations 2007 (‘MLR 2007’) in relation to certain money service businesses and related parties. The investigation is assessing both criminal and civil culpability. NatWest Group is co-operating with the investigation, including responding to information requests from the FCA.

On 15 March 2021, the FCA notified NatWest Group that it had commenced criminal proceedings against NWB Plc for offences under regulation 45(1) of the MLR 2007 for alleged failures to comply with regulations 8(1), 8(3) and 14(1) of the MLR 2007 between 11 November 2011 and 19 October 2016, arising from the handling of the accounts of a UK incorporated customer. These regulations require the firm to determine, conduct and demonstrate risk sensitive due diligence and ongoing monitoring of its relationships with its customers for the purposes of preventing money laundering. NWB Plc will be required to attend an initial hearing at Westminster Magistrates’ Court on 15 September 2021. Material adverse collateral consequences, in addition to further substantial costs and the recognition of provisions, may occur as a result of any conviction and may affect members of NWM Group.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. In August 2019, the FCA instructed NatWest Group to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

13. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NWM Group. NWM Group’s transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies.

Bank of England facilities
In the ordinary course of business, NWM Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a)
In their roles as providers of finance, NWM Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)
NWM Group is recharged from other NatWest Group entities, mainly NWB Plc which provides the majority of shared services (including technology) and operational processes.

Full details of NWM Group’s related party transactions for the year ended 31 December 2020 are included in the NatWest Markets Plc 2020 Annual Report and Accounts.

14. Post balance sheet events
Other than as disclosed there have been no other significant events between 30 June 2021 and the date of approval of these accounts which would require a change to or additional disclosure in the condensed consolidated financial statements.

15. Date of approval
This announcement was approved by the Board of Directors on 29 July 2021.

Independent review report to NatWest Markets Plc

Conclusion
We have been engaged by NatWest Markets Plc (“the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2021 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, and related Notes 1 to 15 and the Risk and capital management disclosures for those identified as within the scope of our review (together “the condensed consolidated financial statements”). We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2021 are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in Note 1, the annual financial statements of the Group will be prepared in accordance with UK adopted IFRSs. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.
Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority

Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed consolidated financial statements in the half-yearly financial report. Our conclusion, based on procedures that are less extensive than audit procedures, is described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London, United Kingdom
29 July 2021

NWM Summary Risk Factors
Summary of principal risks and uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NWM Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 156 to 172 of the NatWest Markets Plc 2020 Annual Report and Accounts and pages 15 to 45 of the NatWest Markets Plc 2021 Registration Document. Any of the risks identified may have a material adverse effect on NWM Group’s business, operations, financial condition or prospects. The current COVID-19 pandemic may exacerbate any of the risks described below.

Risks relating to the COVID-19 pandemic
●
The effects of the COVID-19 pandemic on the UK, global economies and financial markets and NWM Group’s customers, as well as its competitive environment may continue to have a material adverse effect on NWM Group’s business, results of operations and outlook.
●
The adverse impact of the COVID-19 pandemic on the credit quality of NWM Group’s counterparties has increased NWM Group’s exposure to counterparty risk, which may adversely affect its business, results of operations and outlook.
●
The COVID-19 pandemic may adversely affect NWM Group’s strategy and impair its ability to meet its targets and to achieve its strategic objectives.
●
The COVID-19 pandemic has heightened NWM Group’s operational risks as many of its employees are working remotely which may also adversely affect NWM Group’s ability to maintain effective internal controls.
●
The effects of the COVID-19 pandemic could affect NWM Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.

Strategic risk
●
NatWest Group is in the process of implementing its Purpose-led Strategy, which requires changes in NWM Group’s business and strategy, and entails material execution, commercial and operational risks for NWM Group.
●
NWM Group may not be able to successfully implement the ongoing refocusing of NWM and it may not achieve its targets and NWM Group may not ultimately result in a viable, competitive business.
Economic and political risk
●
NWM Group faces market risk as a result of political and economic risks and uncertainty in the UK and global markets.
●
Continuing uncertainty regarding the effects of the UK’s withdrawal from the European Union may continue to adversely affect NWM Group and its operating environment.
●
Changes in interest rates have affected and will continue to affect NWM Group’s business and results.
●
Changes in foreign currency exchange rates may affect NWM Group’s results and financial position.
●
HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and NWM Group is controlled by NatWest Group.

Financial resilience risk
●
NWM Group may not meet the targets it communicates to the market, generate returns or implement its strategy effectively.
●
NWM Group has undergone significant structural and other change, including as a result of the UK ring-fencing regime, acquisition of NatWest Markets N.V. and the implementation of NatWest Group’s Purpose-led strategy (including the ongoing NWM Refocusing) and may continue to be subject to significant structural and other change, including as a result of asset or other transfers within or between NatWest Group entities.
●
NWM Plc and/or its regulated subsidiaries may not meet the prudential regulatory requirements for capital.
●
NWM Plc may not be able to adequately access sources of liquidity and funding.
●
NWM Plc and/or its regulated subsidiaries may not manage their capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.
●
Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for NWM Group, reduce NWM Group’s liquidity position and increase the cost of funding.
●
NWM Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●
NWM Group is reliant on access to the capital markets to meet its funding requirements, both directly and indirectly through its parent for the subscription to its internal MREL. The inability to do so may adversely affect NWM Group.
●
NWM Group may be adversely affected if NatWest Group fails to meet the requirements of regulatory stress tests.
●
NWM Group has significant exposure to counterparty and borrower risk.
●
NWM Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●
NWM Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
●
Changes in accounting standards may materially impact NWM Group’s financial results.

NWM Summary Risk Factors
Financial resilience risk continued
●
NatWest Group (including NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of NWM Group entities’ Eligible Liabilities.
●
NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.

Climate and sustainability-related risks
●
NWM Group and its customers may face significant climate-related risks, including in transitioning to a low-carbon economy, which may adversely impact NWM Group.
●
NatWest Group’s Purpose-led Strategy includes one area of focus on climate change that is likely to require material changes to the business and operating model of NWM Group and entails significant execution risk.
●
Any failure by NWM Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NWM Group’s ability to manage climate-related risks.
●
There are significant uncertainties inherent in accurately modelling the impact of climate-related risks.
●
A failure to adapt NWM Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NWM Group’s reputation, business, results of operations and outlook.
●
Any reduction in the ESG ratings of NatWest Group (including NWM Group) could have a negative impact on NatWest Group’s (including NWM Group) reputation and on investors’ risk appetite.
●
Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NWM Group’s business and expose NWM Group to increased costs of compliance, regulatory sanction and reputational damage.
●
NWM Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Operational and IT resilience risk
●
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NWM Group’s businesses.
●
NWM Group is subject to increasingly sophisticated and frequent cyberattacks.
●
NWM Group operations and strategy are highly dependent on the accuracy and effective use of data.
●
NWM Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.
●
NWM Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NWM Group.
●
A failure in NWM Group’s risk management framework could adversely affect NWM Group, including its ability to achieve its strategic objectives.
●
NWM Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
●
NWM Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NWM Group.
●
NWM Group is subject to various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NWM Group.
●
NWM Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.
●
Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NWM Group.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Frank Dangeard Chairman	Robert Begbie Chief Executive Officer	David King Chief Financial Officer

29 July 2021

Board of directors

Chairman	Executive directors	Non-executive directors
Frank Dangeard	Robert Begbie David King	Anne Simpson Brendan Nelson (resigned 30 June 2021) Sarah Wilkinson Tamsin Rowe Vivek Ahuja

Non-IFRS financial measures
NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●
Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on pages 4 and 5. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●
Funded assets defined as total assets less derivative assets.
●
Management view of income by business, including separate itemisation of own credit adjustments, asset disposals/strategic risk reduction and income excluding asset disposals and own credit adjustments. Asset disposals/strategic risk reduction includes the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into as part of the optimisation of the entity’s capital usage, following the strategic announcements of 14 February 2020. Own credit adjustments are applied to positions where it is believed that the counterparties would consider NWM Group’s creditworthiness when pricing trades. The fair value of certain issued debt securities, including structured notes, is adjusted to reflect the changes in own credit spreads and the resulting gain or loss recognised in income.

Non-IFRS financial measures
Operating expenses
Statutory analysis (1,2)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
Operating expenses	£m	£m	£m	£m	£m
Staff costs	252	377	118	134	187
Premises and equipment	37	75	18	19	45
Other administrative expenses	181	348	67	114	120
Depreciation and amortisation	10	14	5	5	7
Total operating expenses	480	814	208	272	359

Non-statutory analysis
	Half year ended
	30 June 2021				30 June 2020
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Operating expenses	£m	£m	£m	£m	£m	£m	£m	£m
Staff costs	65	-	187	252	59	-	318	377
Premises and equipment	3	-	34	37	22	-	53	75
Other administrative expenses	27	(68)	222	181	31	113	204	348
Depreciation and amortisation	-	-	10	10	-	-	14	14
Total	95	(68)	453	480	112	113	589	814

	Quarter ended
	30 June 2021				31 March 2021
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Operating expenses	£m	£m	£m	£m	£m	£m	£m	£m
Staff costs	40	-	78	118	25	-	109	134
Premises and equipment	2	-	16	18	1	-	18	19
Other administrative expenses	21	(81)	127	67	6	13	95	114
Depreciation and amortisation	-	-	5	5	-	-	5	5
Total	63	(81)	226	208	32	13	227	272

	Quarter ended
	30 June 2020
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
	costs	costs	expenses	expenses
Operating expenses	£m	£m	£m	£m
Staff costs	38	-	149	187
Premises and equipment	22	-	23	45
Other administrative expenses	20	9	91	120
Depreciation and amortisation	-	-	7	7
Total	80	9	270	359

Notes:
(1)
On a statutory or GAAP basis, strategic costs are included within staff, premises and equipment and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)
On a statutory or GAAP basis, litigation and conduct costs are included within other administrative expenses.

Additional information
Presentation of information
NatWest Markets Plc (‘NWM Plc’) is a wholly-owned subsidiary of NatWest Group plc or ‘the ultimate holding company’. The
NatWest Markets Group (‘NWM Group’) comprises NWM Plc and its subsidiary and associated undertakings. The term
‘NatWest Group’ comprises NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to
NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NatWest Bank Plc’ or ‘NWB Plc’
refers to National Westminster Bank Plc.

NWM Plc publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United
Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’
represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’).

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1
January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Western European corporate portfolio
In order to best serve customers in an efficient manner, NatWest Group and NWM Group are evaluating whether NatWest
Group’s Western European corporate portfolio, principally including term funding and revolving credit facilities, will remain in the ring-fenced subgroup of NatWest Group or be transferred to NWM Group. Some or all of the portfolio already held in NWM
Group may be transferred to the ring-fenced subgroup of NatWest Group. The timing and quantum of such transfers, if any, is uncertain.

NatWest Markets Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the NatWest Group’s H1 2021 interim results and the NatWest Markets Group’s results presented in this document, with differences primarily as follows:
●
NatWest Markets Group’s results include its part of the Central items & other segment.
●
NatWest Group’s H1 2021 results reports the NatWest Markets segment excluding Central items & other.

MAR – Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Markets Plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the
European Union (Withdrawal) Act 2018 for NatWest Markets Plc. This announcement is made by Paul Pybus, Head of Debt Investor Relations for NatWest Markets Plc.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2021 comprise the following sections of this document:
●
Statutory results on pages 25 to 46 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related Notes 1 to 15.

●
Risk and capital management section on pages 7 to 24 as indicated within the scope of the independent review. Refer to the Independent review report to NatWest Markets Plc on page 47 for further information.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2020 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.
Contact
Paul Pybus	Investor Relations	+44 (0) 7769 161183

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group’s future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to: the impact of the COVID-19 pandemic, NWM Plc’s regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the NWM Group refocusing and implementation of NatWest Group’s Purpose-led strategy, its ESG and climate-related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM Group’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the COVID-19 pandemic, the outcome of legal, regulatory and governmental actions and investigation, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a low-carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NWM Group’s actual results are discussed in NWM Plc’s 2020 Annual Report and Accounts (ARA), NWM Plc’s 2021 Registration Document, NWM Plc’s Interim Results for H1 2021 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2021

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary